As filed with the Securities and Exchange Commission on November 26, 2003

Registration No. 333—

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-10

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Vitran Corporation Inc.

(Exact name of Registrant as specified in its charter)

Ontario, Canada	4213	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification No.,
incorporation or organization)	Classification Code Number)	if applicable)

185 The West Mall, Suite 701, Toronto, Ontario M9C 5L5
(416) 596-7664

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System, 111 Eighth Avenue, New York, NY 10011
(212) 894-8400

(Name, address and telephone number (including area code) of agent for service in the United States)

Copies to:

Geofrey Myers, Esq	Andrew J. Foley, Esq	Robert Wortzman, Esq	Donald I. N. McKenzie, Esq
Lang Michener LLP	Edwin S. Maynard, Esq	Wildeboer Rand Thomson Apps &	Stokes Bartholomew Evans &
BCE Place	Paul, Weiss, Rifkind,	Dellelce, LLP	Petree, P.A
181 Bay Street,	Wharton & Garrison LLP	1 First Canadian Place,	SunTrust Center
Suite 2500	1285 Avenue of the Americas	Suite 810	424 Church Street,
Toronto, ON	New York, NY	Toronto, ON	Suite 2800
M5J 2T7	10019-6064	M5X 1A9	Nashville, TN 37219
Tel. (416) 360-8600	Tel. (212) 373-3000	Tel. (416) 361-3121	Tel. (615) 259-1450

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

Province of Ontario, Canada

(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box below):

     A.   ☐   upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

     B.   ☒   at some future date (check appropriate box below)

1. ☐ pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar days after filing).

2. ☐ pursuant to Rule 467(b) on ( ) at ( ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).

3. ☐ pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4. ☑ after the filing of the next amendment to this form (if preliminary material is being filed).

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box  ☐.

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered	Per Unit	Offering Price	Registration Fee

Class A Voting Shares, no par value	2,300,000	$13.80	$31,740,000	$2,568

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c), based on the average of the high and low prices of the Registrant’s Class A Voting Shares on The American Stock Exchange on November 21, 2003.

PART I

INFORMATION REQUIRED TO BE
DELIVERED TO OFFEREES OR PURCHASERS

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Subject to Completion, dated November 26, 2003

, 2003
VITRAN CORPORATION INC.

US$

2,000,000 CLASS A VOTING SHARES

         The outstanding Class A Voting shares of Vitran Corporation Inc. (“Vitran”) are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol VTN.A and on the American Stock Exchange (the “AMEX”) under the symbol VVN. The closing price of the Class A Voting shares on November 25, 2003 on the TSX was Cdn$17.76 and on the AMEX was US$13.63. The 2,000,000 Class A Voting shares offered hereby are being sold in Canada and the United States by Avondale Partners, LLC, Stephens Inc., Orion Securities Inc. and Paradigm Capital Inc. (collectively, the “Underwriters”). See “Underwriting”. We have applied to list the Class A Voting shares on the TSX and the AMEX. Listing will be subject to us fulfilling all of the listing requirements of the TSX and the AMEX. The offering price of the Class A Voting shares was determined by our negotiations with the Underwriters.

     See “Risk Factors” beginning on page 8 for a discussion of investment considerations applicable to the Class A Voting shares.

     This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with foreign generally accepted accounting principles, and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

     Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in the home country of the registrant. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

     The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the registrant is incorporated or organized under the laws of a foreign country, that some or all of its officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in the registration statement may be residents of a foreign country, and that all or a substantial portion of the assets of the registrant and said persons may be located outside the United States.

     These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

		Underwriters’	Net Proceeds
	Price to Public	Fee	to Us(1)

Per Class A Voting share(2)	US$	US$	US$
Total	US$	US$	US$

(1)	Before deducting the expenses of this offering payable by us, estimated at US$ .

(2)	The offering price for Class A Voting shares offered in the United States is payable in US dollars and the offering price for Class A Voting shares offered in Canada is payable in Canadian dollars. The Canadian dollar offering price is Cdn$ per Class A Voting share.

         The Underwriters have an option to purchase up to 300,000 Class A Voting shares from us, at the public offering price, less the underwriting commission, within 30 days after the closing of this offering to cover over-allotments, if any.

         In connection with this offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Class A Voting shares in accordance with applicable market stabilization rules. See “Underwriting”. The Class A Voting shares are expected to be ready for delivery on or about December          , 2003.

Avondale Partners

                           Stephens Inc.

                                                Orion Securities Inc.

Paradigm Capital Inc.

British Columbia
Alberta
Saskatchewan
Manitoba
Ontario
Quebec
Newfoundland & Labrador
Prince Edward Island
New Brunswick
Nova Scotia
Washington
Oregon
Montana
Idaho
Wyoming
Nevada
Utah
Colorado
California
Arizona
New Mexico
North Dakota
South Dakota
Nebraska
Kansas
Oklahoma
Texas
Minnesota
Iowa
Missouri
Arkansas
Louisiana
Wisconsin
Illinois
Mississippi
Michigan
Indiana
Kentucky
Tennessee
Alabama
Ohio
West Virginia
Virginia
North Carolina
South Carolina
Georgia
Florida
Pennsylvania
New York
Maine
Vermont
New Hampshire
Massachusetts
Rhode Island
Connecticut
New Jersey
Delaware
Maryland

         Market data and certain industry forecasts used throughout this prospectus, and the documents incorporated by reference herein, were obtained from market research, publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, industry forecasts and market research, while believed to be reliable, have not been independently verified, and neither we nor the Underwriters make any representation as to the accuracy of that information.

      Unless the context otherwise requires, all references to “Vitran”, “we”, “us” and “our” refer to Vitran Corporation Inc. and its consolidated subsidiaries.

      This prospectus and the documents incorporated by reference herein include references to an Internet website that we maintain. Neither this website nor its content forms a part of this prospectus.

i

FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning our business, operations and financial performance and condition. When used in this prospectus, the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors. More detailed information about these and other factors is included in this prospectus under “Risk Factors”. Many of these factors are beyond our control; therefore, future events may vary substantially from what we currently foresee. You should not place undue reliance on such forward-looking statements. We are under no obligation to update or alter such forward-looking statements whether as a result of new information, future events or otherwise.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

      Our consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Canada (“Canadian GAAP”). For a discussion of the principal differences between Canadian GAAP and the accounting principles generally accepted in the United States (“US GAAP”), see Note 14 to our audited consolidated financial statements at and for the years ended December 31, 2002 and 2001, Note 10 to our interim unaudited consolidated financial statements at September 30, 2003 and for the nine months ended September 30, 2003 and 2002 and the Reconciliation of United States GAAP — Additional Disclosures incorporated by reference in this prospectus.

      We publish our consolidated financial statements in Canadian dollars. In this prospectus, except where otherwise indicated, all dollar amounts are stated in Canadian dollars. References to “Cdn$” or to “$” are to Canadian dollars and references to “US$” are to US dollars.

EXCHANGE RATE INFORMATION

      The following table sets forth, for the period and rates indicated, information concerning exchange rates for the Canadian dollar expressed in United States dollars, based on the inverse of the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	Nine months
	ended		Year ended
	September 30,		December 31,

	2003	2002	2002	2001	2000

	$US	$US	$US	$US	$US
Closing	$0.7404	$0.6304	$0.6329	$0.6279	$0.6689
High	$0.7492	$0.6619	$0.6619	$0.6697	$0.6969
Low	$0.6349	$0.6200	$0.6200	$0.6241	$0.6410
Average(1)	$0.7037	$0.6367	$0.6368	$0.6457	$0.6732

(1)	The average of the noon buying rate on the last day of each month during the applicable period.

      On November 25, 2003, the inverse of the noon buying rate in the City of New York in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was US$0.7613 per $1.00.

DOCUMENTS INCORPORATED BY REFERENCE

      The following documents filed with the securities commission or similar regulatory authority in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec are specifically incorporated by reference in, and form an integral part of, this prospectus:

•	our audited consolidated financial statements at and for the years ended December 31, 2002 and 2001, together with the auditors’ report thereon, and management’s discussion and analysis in respect of these statements;

•	our interim unaudited consolidated financial statements at September 30, 2003 and for the nine months ended September 30, 2003 and 2002, and management’s discussion and analysis in respect of these statements;

•	our Management Information Circular dated March 10, 2003 (except for the sections entitled “Report of the Compensation Committee”, “— Share Performance Graph” and “Corporate Governance”) distributed in connection with our annual meeting of shareholders held on April 29, 2003;

•	our Annual Information Form (Form 20-F) dated June 11, 2003; and

•	our Reconciliation of United States GAAP — Additional Disclosures filed on November 26, 2003.

      Any document of the type referred to in the preceding paragraph along with any material change reports (other than any confidential material change reports) filed by, or on our behalf, with a securities commission or similar regulatory authority in any province of Canada after the date of this prospectus and before the termination of this offering will be deemed to be incorporated by reference in this prospectus. In addition, any report filed or furnished by us with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus and the registration statement of which this prospectus forms a part if and to the extent expressly provided in such report.

      ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN WILL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR THE PURPOSES OF THIS PROSPECTUS TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT THAT ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN MODIFIES OR SUPERSEDES THAT STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT WILL NOT BE DEEMED AN ADMISSION THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION OF A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED WILL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF THIS PROSPECTUS.

      Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of documents incorporated by reference herein and not delivered with this prospectus may be obtained upon request without charge from the Corporate Secretary, Vitran Corporation Inc., 185 The West Mall, Suite 701, Toronto, Ontario, M9C 5L5, Tel: 416-596-7664 or by accessing the disclosure documents available through the Internet, on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com, or the SEC’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from our Chief Financial Officer at the above-mentioned address and telephone number.

SUMMARY

      This summary highlights selected information contained elsewhere, or incorporated by reference, in this prospectus. As a result, it does not contain all of the information that you should consider before investing in our Class A Voting shares. You should carefully read the entire prospectus, including the “Risk Factors” section and the documents incorporated by reference herein before making an investment decision.

Vitran Corporation Inc.

      We are a leading, predominately non-union, provider of surface transportation and related logistics services throughout Canada and in 18 states in the central and southern United States (the “Central States”). Our business consists of: (1) less-than-truckload services (“LTL”), (2) logistics services, and (3) truckload services. These services are provided by stand-alone business units. Depending on a customer’s needs, the units can operate independently or in a complementary manner. For the year ended December 31, 2002, we had revenues of approximately Cdn$476.0 million, and for the nine months ended September 30, 2003, we had revenues of approximately Cdn$349.0 million.

      Our LTL business represented approximately 79.7% and 81.5% of our revenue for the year ended December 31, 2002 and for the nine months ended September 30, 2003, respectively, and is comprised of:

      Canadian LTL. Within Canada, we operate as Vitran Express Canada Inc. (“Vitran Express Canada”) and provide next-day service within Ontario and Quebec and parts of western Canada. We generate most of our revenue from the movement of LTL freight within the three to five day east/west lanes. Most of our trans-Canada freight is shipped by rail under an “intermodal” agreement with CN Rail, under which our containers are loaded onto CN Rail cars and shipped to various points where our network of owner operators pick up and deliver the freight to various destinations. Our Canadian LTL business represented approximately 30.1% and 33.5% of our revenues for the year ended December 31, 2002 and for the nine months ended September 30, 2003, respectively. We believe that we are able to efficiently deliver freight using, in our belief, the largest, non-railroad owned fleet of intermodal containers in Canada and by using our network of owner operators for the pick-up and delivery segment of the shipment;

      US LTL. Within the United States, we operate as Vitran Express, Inc. (“Vitran Express US”), primarily in the Central States, and deliver approximately 90% of our freight shipments within one or two days. Our US LTL regional business represented approximately 49.6% and 48.0% of our revenues for the year ended December 31, 2002 and for the nine months ended September 30, 2003, respectively. We believe that our United States operation provides us with a strategic platform for organic and acquisition-oriented growth. In addition, we offer our services to the other regions in the United States (other than Alaska and Hawaii) through our strategic relationships with New England Motor Freight Inc. and SAIA Motor Freight Lines Inc.; and

      Transborder LTL. We believe that because of our infrastructure in the Central States and throughout Canada, we offer the most comprehensive LTL freight service between the Central States and Canada. We have grown this transborder business rapidly since we introduced it in 2001. We believe that our transborder capabilities allow us to provide superior service to our customers and will enable us to continue our rapid growth of this service while commanding premium rates.

      Our logistics business, which represented approximately 9.1% and 8.5% of our revenues for the year ended December 31, 2002 and for nine months ended September 30, 2003, respectively, consists of two principal lines of business: (1) supply chain solutions in Canada and the United States including warehousing, inventory management and flow-through distribution facilities; and

(2) freight brokerage which coordinates the transport of truck and container loads from sales offices in Toronto, Montreal, Los Angeles and Atlanta.

      Our truckload business, operating as Frontier Transport Corporation (“Frontier”), provides truckload service in the Central States. Frontier principally uses its company-owned trailing equipment and tractors provided by owner operators. The business is primarily dry van with a small temperature controlled service.

Competitive Advantages

      We believe we have the following competitive advantages:

      History of Successful Acquisition Integrations. Our business has grown through a strategy of selectively identifying, making and integrating acquisitions. Since our inception in 1983, we have acquired three major trucking businesses in Canada and two in the United States. We believe that our management team has the experience and skill to identify and acquire other companies that will enhance our business.

      LTL Transborder Services. We have invested in a diversified infrastructure on both sides of the Canada/ United States border. We believe our ability to provide our customers with “one-stop” shopping and premium service provides us with an advantage over competitors in this rapidly growing area, which has been our highest margin business.

      Experienced Management Team. Our senior management team has an average of more than 20 years experience in transportation related industries. We believe initiatives implemented by our management team have resulted in our improved financial performance and should position us to realize continued operational improvements and growth.

      Diversified, High-Quality Service Solutions. We believe that our diversified infrastructure, including our comprehensive LTL network across Canada and within the Central States, allows us to provide freight services solutions to meet a wide range of customers’ shipping needs. Our excellent on time service record allowed us to be one of the first regional LTL companies in the Central States to offer a money back service guarantee. The consistency and quality of this service are substantiated by our average guarantee expense of less than US$8,000 a month during 2003.

      Diverse Customer Base Across North America. For the year ended December 31, 2002, we derived our revenue from thousands of customers from a variety of geographic regions and industries in Canada and the United States. Our largest customer represents less than 2.0% of our revenues.

      Flexible Non-Union Workforce. We believe that our predominantly non-union workforce provides us with significant advantages over unionized LTL carriers, including less restrictive work rules and lower labour costs.

      Our Strong Balance Sheet. We believe that our strong balance sheet will enable us to implement our growth strategy. Since December 31, 2000, we have reduced our total debt from approximately $80.3 million to $43.6 million at September 30, 2003. Our total debt as a percentage of total capitalization is approximately 35.5%, which allows us the flexibility to execute our strategy of pursuing acquisitions.

Growth Strategy

      Our overall strategy is to continue to expand, through a balanced mix of organic and acquisition driven growth, our Canada/ United States geographic coverage on a regional basis. Implementation of this strategy requires adherence to our history of disciplined management, which has allowed us to achieve approximately 14.0% return on equity over the last five years, 13.4% in 2002 and, at an annualized rate, 16.0% through the first nine months of 2003. Key elements of our long-term growth strategy include:

      Pursue Strategic Acquisitions. The LTL industry is fragmented and is undergoing consolidation. We believe this provides acquisition opportunities for well capitalized and well managed LTL operators. Our LTL division provides us with a platform to participate in this consolidation and is the focus of our planned future growth. While our first priority is expanding the geographic footprint of our regional LTL operation, we will also consider acquisitions that would increase the density of our existing operations.

      Gain Market Share in the LTL Transborder Business. Our LTL transborder business has been our highest margin and fastest growing business. Our infrastructure on both sides of the Canada/ United States border allows us to provide what we believe is the most comprehensive service offering in this segment.

      Build Revenue Within Our Existing LTL Infrastructure. The efficiencies we have realized in our LTL operations have created freight capacity in our system. We believe that this additional capacity should enable us to serve additional customers without a significant increase in fixed costs.

      Improve Operating Efficiencies Within Our LTL Infrastructure. We continually seek to improve efficiencies within our LTL infrastructure to reduce rehandling, improve service and reduce cargo claims. Management’s initiatives have resulted in an improvement in our LTL operating ratio from 96.4% in 2001 to 94.4% for the nine months ended September 30, 2003.

      Capitalize on Cross-Selling Opportunities. We intend to focus on growing sales outside our core LTL service-base by cross-selling our logistics services to our LTL customers. We believe that our existing customers are increasingly seeking “one-stop” transportation logistics solutions, and this could generate additional logistics business as well as drive freight into our LTL operations.

The Offering

Class A Voting shares offered:	2,000,000 Class A Voting shares

Class A Voting shares to be outstanding after the offering:(1)	11,794,278 Class A Voting shares

Over-allotment option:	Up to 300,000 Class A Voting shares

Use of proceeds:	We intend to use the net proceeds from the sale of our Class A Voting shares to fund possible future acquisitions and fund capital expenditures. In addition, we may repay amounts outstanding under our credit facilities. See “Use of Proceeds”.

Toronto Stock Exchange symbol:	VTN.A

American Stock Exchange symbol:	VVN

Risk factors:	You should carefully read and consider the information under the “Risk Factors” section and all other information set forth or incorporated by reference in this prospectus before investing in our Class A Voting shares.

(1)	The number of Class A Voting shares to be outstanding after the offering is based on the number of Class A Voting shares outstanding at November 25, 2003 and excludes:

•	up to 300,000 Class A Voting shares issuable on the exercise of the over-allotment option as described under “Underwriting”; and

•	825,600 options outstanding to purchase up to 825,600 Class A Voting shares at prices ranging from Cdn$3.50 to Cdn$8.75 per Class A Voting share under our stock option plan.

Summary Historical Financial and Operating Data

      The summary consolidated financial data presented below for the years ended December 31, 2002, 2001 and 2000, has been derived from our consolidated financial statements and the related notes thereto incorporated by reference in this prospectus. Our audited consolidated financial statements for the annual periods presented below have been audited by KPMG LLP. Our summary consolidated financial data presented below for the nine-month periods ended September 30, 2003 and 2002, have been derived from our unaudited interim consolidated financial statements for such periods incorporated by reference in this prospectus which, in the opinion of management, include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly our financial results for such period. Interim results are not necessarily indicative of the results which may be expected for any other interim period or for the full year.

      You should read the summary consolidated financial data presented below in conjunction with the information contained in our consolidated financial statements incorporated by reference in this prospectus, including the related notes, management’s discussion and analysis of financial condition and results of operation incorporated by reference in this prospectus, and the other financial data appearing elsewhere in this prospectus and the documents incorporated by reference in this prospectus. Certain of the tables below set forth some of our unaudited operating statistics for the periods indicated.

	Nine Months ended
	September 30,		Year ended December 31,

	2003	2002	2002	2001	2000

	(unaudited)

	(Canadian dollars in thousands,

	except per share amounts)
Statement of Income Data:
Revenue	$348,959	$358,829	$476,016	$481,673	$480,988
Income from continuing operations before depreciation expense(1)	20,718	20,532	28,351	22,854	34,850
Income from continuing operations	14,914	14,243	20,024	13,002	24,574
Net income from continuing operations	10,056	7,449	10,854	3,701	9,918

Diluted earnings per share — continuing operations	$1.00	$0.77	$1.11	$0.38	$1.00

Weighted average shares outstanding — diluted	10,038,335	9,726,395	9,784,066	9,859,296	9,894,727
Operating Ratios:(2)
Total company	95.7%	96.0%	95.8%	97.3%	94.9%
Less-than-truckload	94.4%	94.7%	94.6%	96.4%	93.5%
Logistics	97.1%	97.4%	96.6%	99.8%	98.7%
Truckload	97.9%	96.3%	97.4%	96.9%	94.9%

	At September 30,		At December 31,

	2003	2002	2002	2001	2000

	(unaudited)
Balance Sheet Data:
Total assets	$171,436	$194,116	$191,526	$209,364	$213,307
Interest-bearing debt(3)	43,565	65,837	59,176	79,639	80,274
Shareholders’ equity	84,270	79,800	82,146	79,378	80,007
Return on equity(4)	12.09%	9.36%	13.44%	7.27%	15.56%

	Nine Months ended
	September 30,				Year ended December 31,

	2003		2002		2002		2001		2000

	(unaudited)
Canadian LTL Operating Statistics:
Revenue (000’s)		$116,946		$104,895		$143,263		$137,907		$136,354
Number of shipments(5)		652,139		605,122		823,661		808,803		842,953
Weight (000’s of lbs.)(6)		1,261,701		1,183,989		1,589,270		1,636,934		1,788,598
Revenue per shipment(7)		$179.33		$173.34		$173.93		$170.51		$161.76
Revenue per hundredweight(8)		$9.27		$8.86		$9.01		$8.42		$7.62
US LTL Operating Statistics:
Revenue (000’s)	US$	118,239	US$	114,399	US$	150,525	US$	153,257	US$	161,344
Number of shipments(5)		1,083,679		1,073,970		1,414,458		1,396,438		1,463,209
Weight (000’s of lbs.)(6)		1,496,480		1,474,615		1,946,735		1,845,192		1,957,522
Revenue per shipment(7)	US$	109.11	US$	106.52	US$	106.42	US$	109.75	US$	110.27
Revenue per hundredweight(8)	US$	7.90	US$	7.76	US$	7.73	US$	8.31	US$	8.24

(1)	Income from continuing operations before depreciation expense (“EBITD”) is a non-GAAP financial measure which does not have any standardized meaning prescribed by GAAP. EBITD represents net income from continuing operations, plus amortization of goodwill, minus minority interest, plus (minus) income tax expense (benefit), plus net interest expense, plus loss on sale of fixed assets and plus depreciation. We believe EBITD is useful in evaluating our operating performance compared to that of other companies in our industry, as the calculation of EBITD eliminates the effects of financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to overall operating performance. When analyzing our operating performance, however, investors should use EBITD in addition to, not as an alternative for income from operations and net income, as those items are defined by GAAP. Investors should also note that our presentation of EBITD may not be comparable to similarly titled measures used by other companies. EBITD is reconciled to net income as follows:

	Nine Months ended
	September 30,		Year ended December 31,

	2003	2002	2002	2001	2000

Net income	$10,056	$7,449	$10,854	$3,701	$9,918
Amortization of goodwill	—	—	—	2,094	1,802
Minority interest	—	—	—	(132)	(49)
Income tax expense	3,079	2,245	3,560	238	4,671
Interest expense, net	1,597	4,062	5,157	5,941	7,230
Loss on sale of fixed assets	182	487	453	1,160	1,002
Depreciation	5,804	6,289	8,327	9,852	10,276

EBITD	$20,718	$20,532	$28,351	$22,854	$34,850

(2)	Operating ratio (“OR”) is a non-GAAP financial measure which does not have any standardized meaning prescribed by GAAP. OR is the sum of operating expenses, selling, general and administrative expenses and depreciation expense, divided by revenue. Although OR is not a recognized financial measure defined by GAAP, it is a widely recognized measure in the transportation industry which we believe provides a comparable benchmark for evaluating our performance compared to our competitors. Investors should also note that our presentation of OR may not be comparable to similarly titled measures by other companies. OR is calculated as follows:

	Nine Months ended
	September 30,		Year ended December 31,

	2003	2002	2002	2001	2000

Operating expenses	$296,304	$299,602	$398,919	$408,808	$399,006
Selling, general and administrative expenses	31,937	38,695	48,746	50,011	47,132
Depreciation expense	5,804	6,289	8,327	9,852	10,276

	$334,045	$344,586	$455,992	$468,671	$456,414

Revenue	$348,959	$358,829	$476,016	$481,673	$480,988

Operating ratio (“OR”)	95.7%	96.0%	95.8%	97.3%	94.9%

(3)	Interest-bearing debt consists of our revolving credit facility, the current portion of our long term debt and our long term debt.

(4)	Return on equity is a non-GAAP financial measure which does not have any standardized meaning prescribed by GAAP. Although not defined by GAAP, we believe return on equity provides a meaningful financial indicator of our return on invested capital. We calculate return on equity as net income from continuing operations divided by the average of opening and closing shareholders’ equity for the period. Investors should also note that our presentation of return on equity may not be comparable to similarly titled measures by other companies. Return on equity is calculated as follows:

	Nine Months ended
	September 30,		Year ended December 31,

	2003	2002	2002	2001	2000

Net income from continuing operations before amortization of goodwill	$10,056	$7,449	$10,854	$5,795	$11,720

Opening shareholders’ equity	$82,146	$79,378	$79,378	$80,007	$70,657
Closing shareholders’ equity	84,270	79,800	82,146	79,378	80,007

	$166,416	$159,178	$161,524	$159,385	$150,664

Average shareholders’ equity	$83,208	$79,589	$80,762	$79,693	$75,332

Return on equity	12.09%	9.36%	13.44%	7.27%	15.56%

(5)	A shipment is a single movement of goods from a point of origin to its final destination as described on a bill of lading document.

(6)	Weight represents the total pounds shipped by each LTL business unit.

(7)	Revenue per shipment represents revenue divided by the number of shipments.

(8)	Revenue per hundredweight is the price obtained for transporting 100 pounds of LTL freight from point to point, calculated by dividing the revenue for an LTL shipment by the hundredweight (weight in pounds divided by 100) for a shipment.

RISK FACTORS

      In considering whether to purchase our Class A Voting shares, you should carefully consider all of the information we have included or incorporated by reference in this prospectus. In particular, you should carefully consider the following risk factors.

Risks Relating to Us

Our industry is highly competitive, and our business will suffer if we are unable to adequately address potential downward pricing pressures and other factors that may adversely affect operations and profitability.

      Numerous competitive factors could impair our ability to maintain our current profitability. These factors include the following:

•	we compete with many other transportation service providers of varying sizes, many of which have more equipment, a broader coverage network, a wider range of services and greater capital resources than we do or have other competitive advantages;

•	some of our competitors periodically reduce their prices to gain business, especially during times of reduced growth rates in the economy, which may limit our ability to maintain or increase our prices or maintain significant growth in our business;

•	many customers reduce the number of carriers they use by selecting so-called “core carriers” as approved transportation service providers, and in some instances we may not be selected;

•	many customers periodically accept bids from multiple carriers for their shipping needs, and this process may depress prices or result in the loss of some business to competitors;

•	the trend towards consolidation in the surface transportation industry may create other large carriers with greater financial resources than us and other competitive advantages relating to their size;

•	advances in technology require increased investments to remain competitive, and our customers may not be willing to accept higher prices to cover the cost of these investments; and

•	competition from non-asset-based logistics and freight brokerage companies may adversely affect our customer relationships and prices.

Unsuccessful execution of our acquisition strategy could cause our business and future growth prospects to suffer.

      We may not be able to implement our strategy to acquire other transportation companies, which depends in part on the availability of suitable candidates. In addition, we may face competition for the acquisition of attractive carriers from other consolidators in the freight transportation industry who may be larger or better financed than we are. Furthermore, there can be no assurance that if we acquire what we consider to be a suitable candidate in accordance with our growth strategy, we will be able to successfully integrate the operations of the acquired company into our operations on an accretive basis.

Significant ongoing capital requirements could limit growth and affect profitability.

      Our business is highly capital intensive. Our capital expenditures for the year ended December 31, 2002 and for the nine months ended September 30, 2003 were Cdn$7.2 million and Cdn$3.4 million, respectively. We expect our capital expenditures for 2003 to be approximately Cdn$5 million to Cdn$10.0 million. We expect our capital expenditures for 2004 to be comparable to our capital expenditures for 2003. However, it is our plan, within the next two years, to build a new LTL/intermodal terminal in Toronto that would cost us approximately Cdn$15 million to Cdn$17 million. This could increase the estimated capital expenditures for 2004 and/or 2005.

      We depend on operating leases, lines of credit, secured equipment financings and cash flow from operations to finance the purchase of tractors, trailing fleet, IT hardware and terminals. If we are unable in the future to raise sufficient capital or borrow sufficient funds to make these purchases, we will be forced to limit our growth and operate our trucks for longer periods of time, which could have a material adverse effect on our business, operations or financial condition.

We are subject to general economic factors that are largely out of our control, any of which could have a material adverse effect on our business, results of operations and financial condition.

      Our business is subject to a number of general economic factors, many of which are largely out of our control, that may have a material adverse effect on our prospects, business, results of operations and financial condition. These include recessionary economic cycles and downturns in our customers’ business cycles, as well as downturns in the principal regional economies where our operations are located. Economic conditions may adversely affect our customers’ business levels and the amount of transportation services that they need. Furthermore, customers encountering adverse economic conditions may have difficulty in paying for our services. Finally, terrorist activities, anti-terrorist efforts, war or other armed conflicts involving the United States or its interests abroad may have a material adverse effect on the United States and global economies and on our business, operations or financial condition.

We are a foreign based corporation.

      We are a Canadian based corporation with substantial operations in the United States. Changes in United States laws or the application thereof, including regulatory, homeland security or taxation, that primarily impact foreign corporations could have a material adverse effect on our prospects, business, financial condition and results of operations.

Fluctuations in the price and availability of fuel may adversely impact profitability.

      Fuel is a significant operating expense. We do not hedge against the risk of fuel price increases. Any increase in fuel taxes or fuel prices or any change in federal, state or provincial regulations that results in such an increase, to the extent that the increase is not offset by freight rate increases or fuel surcharges to customers, or any interruption in the supply of fuel, could have a material adverse effect on our business, operations or financial condition.

Our industry is subject to numerous laws and regulations in Canada and the United States, exposing us to potential claims and compliance costs that could adversely affect our business.

      Regulatory agencies exercise broad powers over our business, generally governing such activities as authorization to engage in motor carrier operations, safety and financial reporting. We also may become subject to new or more restrictive regulations relating to fuel emissions, ergonomics, or limits on vehicle weight and size. Additional changes in the laws and regulations governing our industry could affect the economics of the industry by requiring changes in operating practices or by influencing the demand for, and the costs of providing, services to our customers.

      From time to time, various legislative proposals that might effect us are introduced, including proposals to increase federal, state, provincial or local taxes, including taxes on motor fuels. We cannot predict whether, or in what form, any increase in such taxes applicable to us will be enacted. Increased taxes could adversely affect our profitability.

      Our employees and owner operators also must comply with the safety and fitness regulations promulgated by the US Department of Transportation (“DOT”), including those relating to drug and alcohol testing and hours of service.

The DOT adopted revised hours-of-service regulations that could reduce the amount of allowable driving time, resulting in increased costs of compliance with, or liability for violation of, these regulations which could have a material adverse effect on our business.

      On April 28, 2003, the DOT adopted revised hours-of-service regulations, which must be complied with beginning January 4, 2004. This change could reduce the amount of time that drivers are allowed to spend driving if those drivers are called upon to assist shippers in non-driving activities, such as loading, unloading, and waiting. We believe the new regulations will have greater impact on truckload carriers and long-haul national LTL carriers than on regional LTL carriers. However, some consequences may not be readily apparent. We do not expect the new regulations to materially affect our pick-up and delivery operations, but some effect is possible. Our linehaul operations between terminals could be affected if either our own drivers or the drivers of third parties with whom we contract are unable to maintain the schedules we desire. In such event, we could be forced to alter our processes or our pick-up and delivery schedules for customers, either of which could impose additional costs or change our service standards and cause customers to seek alternative service. If these changes increase our costs and we cannot pass the additional costs through to shippers, or if we lose business because of changes in service levels, our operating results could be materially and adversely affected.

Changes in governmental regulation may impact future cash flows and profitability.

      Notwithstanding the fact that the freight transportation industry is largely deregulated in the area of operating authorities, each carrier must obtain a licence issued by each provincial transport board in order to carry goods extra-provincially or to transport goods within any province. Licensing from US regulatory authorities is also required for the transportation of goods between Canada and the United States and within the United States. Any change in these regulations could have an impact on the scope of our activities. There is no assurance that we will be in full compliance at all times with such policies and guidelines. As a result, we could be required, at some future date, to incur significant costs in order to maintain or improve our compliance record.

Results of operations may be affected by seasonal factors and harsh weather conditions.

      Our business is subject to seasonal fluctuations. In the trucking industry for a typical year, the months of September and October usually have the highest business levels while December and January generally have the lowest business levels. Adverse weather conditions such as heavy snow or ice storms have a negative impact on operating results.

If additional employees unionize, our operating costs would increase.

      Two of our terminals in Canada, representing 4.7% of our workforce, operate with unionized dockworkers represented by the International Brotherhood of Teamsters and the Canadian Autoworkers’ Association. The collective bargaining agreements between us and our unionized employees expire on March 31, 2008, and on September 30, 2008, respectively. We have no assurance that other employees will not unionize in the future. From time to time there have been efforts to organize our employees at various terminals, which could increase our operating costs and force us to alter our operating methods. This could, in turn, have a material adverse effect on our business, operations or financial condition.

Various environmental laws and regulations, and costs of compliance with, liabilities under, or violations of, existing or future environmental laws or regulations could adversely effect our results.

      We are subject to various federal, state, provincial and local environmental laws and regulations regulating, among other things, the emission and discharge of hazardous materials into the environment from our properties and vehicles, fuel storage tanks and the discharge or retention of storm water. Under specific environmental laws, we could also be held responsible for any costs relating to contamination at our past or present facilities and at third-party waste disposal sites. Environmental laws have become, and are expected to become, increasingly more stringent over time, and there can be no assurance that our costs of complying with current or future environmental laws or liabilities arising under such laws will not have a material adverse effect on our business, operations or financial condition.

      The US Environmental Protection Agency has issued regulations that require progressive reductions in exhaust emissions from certain diesel engines through 2007. New emissions standards under the regulations and a judicial consent decree went into effect for certain engines beginning in October 2002. In addition, the regulations require subsequent reductions in the sulfur content of diesel fuel beginning in June 2006 and the introduction of emissions after-treatment devices on newly-manufactured engines and vehicles beginning with the model year 2007. Each of these requirements could result in higher prices for tractors and diesel engines and increased fuel and maintenance costs. These adverse effects, combined with the uncertainty as to the reliability of the vehicles equipped with newly-designed diesel engines and the residual values that will be realized from the disposition of these vehicles, could increase our costs and have a material adverse effect on our business, operations or financial condition.

Loss of key personnel could harm our business, operations or financial condition.

      We are dependent on certain management personnel for the successful operation of our business. Furthermore, our success is dependent upon our ability to recruit and retain key employees.

Interest rate fluctuations will impact our financial results.

      We are subject to fluctuations in interest rates. At September 30, 2003, we had approximately US$31.8 million ($42.9 million) in debt borrowed at variable interest rates.

Exchange rate and currency risks may impact our financial results.

      We prepare our financial statements in Canadian dollars. Since over two-thirds of our operations are US-based, this has a significant impact on our results. The assets and liabilities denominated in foreign currency of our self-sustaining foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Revenue and expense items are translated at average exchange rates prevailing during the period. The resulting translation gains and losses are accumulated in a separate component of shareholders’ equity. Certain of the foreign currency-denominated debt acts as a hedge to the foreign currency exposure generated by our self-sustaining foreign operations. As such, the translation gains and losses related to this debt are also accumulated in the separate component of shareholders’ equity.

      Certain of our Canadian operating entities’ revenues are generated in US dollars, exposing us to exchange rate and currency risks. In preparing our financial statements, we must convert all non-Canadian dollar profits to Canadian dollars at varying rates of exchange. This may ultimately result in a currency gain or loss at the end of each fiscal year, the outcome of which cannot be predicted.

Insurance and claims expenses could significantly reduce our profitability.

      Our operations are subject to risks normally inherent in the freight transportation industry, including potential liability which could result from, among other circumstances, personal injury or property damage arising from accidents or incidents involving trucks operated by us or our agents. The availability of, and ability to collect on, insurance coverage is subject to factors beyond our control. In addition, we may become subject to liability for hazards which we cannot or may not elect to insure because of high premium costs or other reasons, or for occurrences which exceed maximum coverage under our policies. Our future insurance and claims expenses might exceed historical levels, which could reduce our earnings. Insurance carriers have raised premiums for most trucking companies over the last three years and increases to our premiums could further increase our insurance and claims expense as current coverages expire or cause us to raise our self-insured retention. If the number or severity of claims for which we are self-insured increases, we suffer adverse development in claims compared with our reserves, or any claim exceeded the limits of our insurance coverage, this could have a material adverse effect on our business, operations or financial condition.

      Moreover, any accident or incident involving us, even if we are fully insured or not held to be liable, could negatively affect our reputation among customers and the public, thereby making it more difficult for us to compete effectively, and could significantly affect the cost and availability of insurance in the future.

We rely on purchased transportation, making us vulnerable to increases in costs of these services.

      In Canada, we use purchased transportation, primarily intermodal rail from CN Rail, to provide cost effective service on our east west national LTL service offering. In the United States, we use purchased transportation primarily to handle lane imbalances and to accommodate surges in business. For example, we move trailer loads in one direction using purchased transportation in situations when scheduling one of our drivers to move the load would result in the driver returning with empty trailers. We will also, on occasion, augment our linehaul capacity during certain peak periods through the use of purchased transportation. A reduction in the availability of purchased transportation may require us to incur increased costs to satisfy customer shipping orders. We may be unable to pass along increases in third party shipping prices to our customers. Any of these factors could have a material adverse effect on our business, operations or financial condition.

Our business may be adversely affected by anti-terrorism measures.

      In the aftermath of the September 11, 2001 terrorist attacks in the United States, federal, state and municipal authorities have implemented and are continuing to implement various security measures, including checkpoints and travel restrictions on large trucks. New DOT measures, which became effective on March 25, 2003, impose additional security planning and training obligations on shippers of hazardous materials. We have developed a security plan, including the training required under these new measures, which will be implemented on or before the dates specified in these measures. However, if additional security measures disrupt or impede the timing of our deliveries, we may fail to meet the needs of our customers or may incur increased expenses to do so. We cannot assure you that these measures will not have a material adverse effect on our business, operations or financial condition.

An increase in the cost of healthcare benefits in the United States could have a negative impact on our profitability.

      We sponsor health insurance for our United States employees, retirees and their dependents through Health Maintenance Organizations, or HMOs, and Preferred Provider Organizations, or

PPOs, and offer a competitive healthcare program to attract and retain our employees. These benefits comprise a significant portion of our operating expenses. It is possible that healthcare costs could become increasingly cost prohibitive, either forcing us to make changes to our benefits program or negatively impacting our future profitability.

Difficulty in attracting qualified drivers could adversely affect our profitability and ability to grow.

      The freight transportation industry experiences difficulty in attracting and retaining qualified drivers, including owner operators. If we are unable to attract drivers and contract with owner operators, we could be required to adjust our compensation package, let trucks sit idle, or operate with fewer owner operators and face difficulties meeting customer demands, all of which could adversely affect our growth and profitability.

Risks Related to the Offering

We have discretion as to the use of the proceeds from this offering.

      We intend to use the proceeds from this offering to fund possible future acquisitions and for capital expenditures. In addition, we may repay amounts outstanding under our credit facilities. We will have discretion with respect to the use of proceeds from this offering. You will be relying on the judgement of our management and our board of directors on these uses. If we do not allocate the proceeds of this offering effectively or use the proceeds beneficially, this could have a material adverse effect on business, operations or financial condition.

No dividends in the foreseeable future.

      We currently anticipate that we will retain future earnings and other cash resources to repay debt and to support future capital expenditure programs and for acquisitions. We do not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial condition and current and anticipated cash needs.

Dilution of your investment.

      We anticipate that the offering price of the Class A Voting shares will be substantially higher than the net tangible book value per share of our Class A Voting shares after this offering. As a result, based on a public offering price of Cdn$                    , you would incur immediate dilution of approximately Cdn$                    in net tangible book value calculated in accordance with Canadian GAAP and US$                    calculated in accordance with US GAAP for each Class A Voting share you purchase.

      At November 25, 2003, there were 825,600 options outstanding to purchase up to 825,600 Class A Voting shares at prices ranging from Cdn$3.50 to Cdn$8.75 per Class A Voting share under our stock option plan. If currently outstanding options to purchase our Class A Voting shares are exercised, your investment may be further diluted.

The price of our Class A Voting shares may fluctuate significantly, and you could lose all or part of your investment.

      Volatility in the market price of our Class A Voting shares may prevent you from being able to sell your shares at, or above, the price you paid for your Class A Voting shares. The market price of our Class A Voting shares could fluctuate significantly for various reasons which include:

•	our quarterly or annual earnings or those of other companies in our industry;

•	the public’s reaction to our press releases, our other public announcements and our regulatory filings;

•	changes in earnings estimates or recommendations by research analysts who follow our stock or the stock of other trucking companies;

•	changes in general conditions in the Canadian, US and global economy, financial markets or trucking industry, including those resulting from war, incidents of terrorism or responses to such events;

•	sales of Class A Voting shares by our directors and executive officers; and

•	other factors described in these “Risk Factors”.

      In addition, in recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of these companies. The price of our Class A Voting shares could fluctuate based upon factors that have little or nothing to do with our business, and these fluctuations could materially reduce our share price.

It may be difficult to maintain and enforce judgements against us because of our Canadian residency.

      We are a Canadian corporation, and some of our assets and operations are located, and some of our revenues are derived, outside the United States. In addition, a majority of our directors and officers are residents of Canada and all or a substantial portion of the assets of those directors and officers are or may be located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those persons, or to enforce against them judgements obtained in United States courts, including judgements predicated upon the civil liability provisions of United States federal and state securities laws.

USE OF PROCEEDS

      We estimate that the net proceeds from the sale of Class A Voting shares we are offering will be $                     million (US$                     million), after deducting underwriting commissions and estimated offering expenses. We estimate that the net proceeds will be approximately $                     million (US$                     million), if the over-allotment option is exercised in full.

      We intend to use the net proceeds from the sale of our Class A Voting shares to fund possible future acquisitions and for capital expenditures. In addition, we may repay amounts outstanding under our credit facilities.

      We regularly review acquisition opportunities in the ordinary course of business but currently do not have any commitments regarding any acquisitions. Pending the use of these proceeds for any of these purposes, we will invest the remaining net proceeds in short term, interest bearing, marketable securities.

PRICE RANGE AND TRADING VOLUMES OF CLASS A VOTING SHARES

      Our Class A Voting shares are listed and posted for trading on the TSX and the AMEX. The following table sets forth, for the periods indicated, the reported high and low sales prices and the aggregate volume of trading of our Class A Voting shares on the TSX and the AMEX.

	TSX			AMEX

Quarter	High	Low	Volume	High	Low	Volume

	(in Canadian dollars)			(in US dollars)
2003
Fourth Quarter (through November 24, 2003)	$19.90	$13.90	626,300	$14.80	$10.30	2,437,600
Third Quarter	$14.50	$9.25	2,770,200	$10.75	$7.00	3,351,300
Second Quarter	$9.00	$8.25	1,402,566	$7.00	$5.65	577,600
First Quarter	$9.08	$7.96	1,375,700	$6.00	$5.05	521,000
2002
Fourth Quarter	$8.24	$6.83	77,700	$5.29	$4.55	104,600
Third Quarter	$7.95	$6.07	98,300	$5.12	$3.80	117,000
Second Quarter	$8.20	$4.26	217,100	$5.43	$2.80	179,400
First Quarter	$5.35	$3.25	217,300	$3.48	$1.98	61,800
2001
Fourth Quarter	$3.94	$3.20	765,000	$2.45	$2.00	102,400
Third Quarter	$4.24	$2.99	39,000	$2.95	$2.35	94,600
Second Quarter	$4.75	$3.50	49,500	$3.00	$2.15	172,600
First Quarter	$5.50	$4.00	180,400	$3.63	$2.90	207,900
2000
Fourth Quarter	$6.45	$4.85	158,900	$4.44	$2.63	404,500
Third Quarter	$6.50	$4.90	28,900	$4.56	$3.38	98,200
Second Quarter	$6.00	$4.25	1,039,500	$4.25	$2.91	908,600
First Quarter	$7.25	$4.55	157,800	$5.13	$3.00	554,500

CAPITALIZATION

      The following table sets forth our consolidated capitalization at September 30, 2003, both actual and as adjusted to give effect to this offering of 2,000,000 Class A Voting shares at an offering price of $                     per share (US$                     per share).

      This information should be read in conjunction with our consolidated financial statements and the related notes and management’s discussion and analysis in respect of these statements that are incorporated by reference in this prospectus.

	At September 30,
	2003

		As
	Actual	Adjusted

	(unaudited)

	(Canadian dollars

	in thousands)
Cash	$8,317	$

Revolving credit facility(1)(2)	$5,230		$5,230

Current portion of long-term debt	$10,802		$10,802
Long-term debt	27,533		27,533

Total long-term debt	38,335		38,335
Shareholders’ equity:
Capital stock:
Class A Voting shares(3)	38,338
Retained earnings	54,080		54,080
Cumulative translation adjustment	(8,148)		(8,148)

Total shareholders’ equity	84,270

Total capitalization	$122,605	$

(1)	We have a revolving credit facility of up to $25.0 million.

(2)	Subsequent to September 30, 2003, we repaid the amounts outstanding under our revolving credit facility.

(3)	Excludes Class A Voting shares reserved for issuance on the exercise of stock options.

OUR INDUSTRY

      According to estimates made by the American Trucking Associations and Global Insight (formerly DRI-WEFA), the United States trucking industry in 2002 accounted for approximately US$585 billion, or approximately 87% of total domestic freight transportation revenue. Trucks provide freight transportation services to virtually every industry operating in the United States and Canada and generally offer higher levels of reliability, shipment integrity, and speed than other surface transportation options. The trucking industry is highly competitive on the basis of service and price.

      The LTL portion of the industry accounted for approximately US$58 billion of revenue during 2002. According to the American Trucking Associations and Global Insight, LTL volume is forecasted to grow in the United States at an average rate of 3.1% per year through 2008.

      LTL carriers transport freight for multiple customers to multiple destinations on each trailer. This service requires a network of local pick-up and delivery terminals, hub facilities, and driver fleets. The LTL business is capital intensive, and achieving significant density of operations in a given region can afford a competitive advantage since greater freight volumes are better able to support fixed costs. We believe the regional LTL industry offers a favourable operating model and provides substantial growth opportunities for the following reasons:

•	The trend among shippers toward minimal inventories, deferred air freight, and regional distribution has increased the demand for next-day and second-day delivery service.

•	Regional carriers with sufficient scale and freight density to support local terminal networks can offer greater service reliability and minimize the costs associated with intermediate handling.

•	Regional carriers are predominately non-union, which offers cost savings, greater flexibility, and a lower likelihood of service disruptions compared with unionized carriers.

•	There has been a reduction of capacity as weaker competitors exit the business.

BUSINESS

      We are a leading, predominately non-union, provider of surface transportation and related logistics services throughout Canada and in 18 states in the central and southern United States (the “Central States”). Our business consists of: (1) less-than-truckload services (“LTL”), (2) logistics services, and (3) truckload services. These services are provided by stand-alone business units. Depending on a customer’s needs, the units can operate independently or in a complementary manner. For the year ended December 31, 2002, we had revenues of approximately Cdn$476.0 million, and for the nine months ended September 30, 2003, we had revenues of approximately Cdn$349.0 million.

LTL Services

      Our LTL business represented approximately 79.7% and 81.5% of our revenue for the year ended December 31, 2002 and for the nine months ended September 30, 2003, respectively. Within the United States, we operate primarily within the Central States and deliver approximately 90% of our freight shipments within one or two days. In addition, we offer our services to the other regions in the United States (other than Alaska and Hawaii) through our strategic relationships with New England Motor Freight Inc. and SAIA Motor Freight Line Inc. Our US LTL regional business represented approximately 49.6% and 48.0% of our revenues for the year ended December 31, 2002 and for the nine months ended September 30, 2003, respectively. Within Canada, we provide next-day service within Ontario and Quebec and parts of western Canada, and generate most of our revenue from the movement of LTL freight within the three to five day east/west lanes. Most of our trans-Canada freight is shipped by rail under an “intermodal” agreement with CN Rail, under which our containers are loaded onto CN Rail cars and shipped to various points where our network of owner operators pick up and deliver the freight to various destinations. Our Canadian LTL business represented approximately 30.1% and 33.5% of our revenues for the year ended December 31, 2002 and for the nine months ended September 30, 2003, respectively. We believe that we are able to efficiently deliver freight using, in our belief, the largest, non-railroad owned fleet of intermodal containers in Canada and by using our network of owner operators for the pick-up and delivery segment of the shipment.

      We have grown organically and made strategic acquisitions to build a comprehensive LTL network throughout Canada and in the Central States. The LTL segment consists of two main business units: Canadian LTL and US LTL. The main operating companies within those units are Vitran Express Canada and Vitran Express US, respectively.

Vitran Express Canada

      Within Canada, we provide next-day service within Ontario and Quebec and parts of western Canada, and generate most of our revenue from the movement of LTL freight within the three to five day east/west lanes. We believe that the Canadian LTL, in conjunction with its 162 owner operators, provides the most comprehensive LTL services within Canada. The Canadian LTL business unit consists of four subunits:

•	Our National Service Solution covers the entire Canadian marketplace and Washington and Oregon. It utilizes 11 terminal facilities from Montreal to Vancouver and has contracted agents in the eastern provinces of Canada. Within this three to five day lane, Canadian LTL utilizes intermodal rail through CN Rail to transport primarily Vitran-owned containers from the origin to destination city. We believe that among Canadian regional LTL companies we have the most significant presence in intermodal rail;

•	Our Expedited Service Solution covers the same geographic area as the National Service Solution. We offer our customers a premium service using over-the-road driver teams to provide linehaul service. Since we offer to complete these moves in a shorter time frame than our National Service Solution, we are able to charge our customers a higher rate for this service;

•	Our Regional Service Solution operates in one to two day lanes within the Ontario/ Quebec marketplace utilizing our trailers to provide linehaul and pick-up and delivery service through a terminal network located in seven major cities in the two provinces; and

•	Our Transborder Service Solution (inter-regional) provides over-the-road service primarily between Canadian LTL and Vitran’s US LTL business unit in the Central States. This is our highest margin and fastest growing service, achieving approximately 31% year over year volume growth in the first nine months of 2003. In addition, through strategic relationships with New England Motor Freight Inc. and SAIA Motor Freight Line Inc., we offer transborder freight services to the remainder of the continental United States.

     Vitran Express US

      Vitran Express US provides primarily regional next day and second day LTL service throughout the Central States. The service is provided by road, mostly by company drivers, which allows US LTL more control in servicing these time sensitive shipments. As an integral part of its service solution, US LTL was one of the first regional LTL companies to offer an unconditional money back service guarantee to its customers. US LTL also provides an LTL service between the Central States and 10 states in the Northeast United States as well the District of Columbia and Puerto Rico, through its strategic relationship with New England Motor Freight Inc. Vitran Express US also has a strategic relationship with SAIA Motor Freight Line Inc., thereby offering transborder freight services to the remainder of the continental United States.

Vitran Logistics

      Our logistics business, which represented approximately 9.1% and 8.5% of our revenues for the year ended December 31, 2002 and for the nine months ended September 30, 2003, respectively, consists of two principal lines of businesses: (1) supply chain solutions in Canada and the United States including warehousing, inventory management and flow-through distribution facilities, and (2) freight brokerage which coordinates the transport of truck and container loads from sales offices in Toronto, Montreal, Los Angeles and Atlanta.

      Supply Chain Solutions. Supply chain solutions involve the transportation and management of goods and the provision of information about such goods as they pass through the supply chain from manufacturer to end user. Vitran Logistics’ role is to design a supply chain network for a customer, contract with the necessary suppliers (including Vitran Express US and Vitran Express Canada), and implement the design and manage the logistical system. Demand for supply chain services has grown as businesses outsource the management of the transportation and distribution function in order to reduce their own logistics costs, to concentrate on their core business or to improve customer service.

      Our supply chain services unit offers a range of services in Canada and the United States including warehousing, inventory management and flow through distribution facilities, focusing primarily on long-term logistics solutions.

      Freight Brokerage. Our freight brokerage unit is headquartered in Toronto, Ontario, with sales offices in Toronto, Montreal, Los Angeles, and Atlanta so as to capitalize on international traffic flows. Vitran Logistics coordinates the transport of truck and container loads directly from a customer’s facility to the customer’s consignee, anywhere in North America. The freight brokerage unit offers both intermodal and highway solutions to clients with any type of full load requirement. Vitran Logistics supports the movement of freight through direct computer links with both its carriers and customers. It provides customers with real-time tracking, customer support information and expediting as required.

Truckload

      Our truckload business, operating as Frontier Transport Corporation (“Frontier”), provides truckload service. Frontier principally utilizes its company-owned trailing equipment and tractor owner operators. The business is primarily dry van with a small temperature controlled service available. Frontier operates out of two terminals, one in Atlanta, and the other in Indianapolis where the main administration office is located. Frontier principally delivers within a 400-mile radius utilizing 246 owner operators with company-owned or leased trailing fleet.

Company Information

      We are incorporated in Ontario, and our registered and principal office is located at 185 The West Mall, Suite 701, Toronto, Ontario M9C 5L5. Our telephone number is (416) 596-7664 and our telecopier number is (416) 596-8039.

Competitive Advantages

      We believe we have the following competitive advantages:

      History of Successful Acquisition Integrations. Our business has grown through a strategy of selectively identifying, making and integrating acquisitions. Since our inception in 1983, we have acquired three major trucking businesses in Canada and two in the United States. We believe that our management team has the experience and skill to identify and acquire other companies that will enhance our business.

      LTL Transborder Services. We have invested in a diversified infrastructure on both sides of the Canada/ United States border. We believe our ability to provide our customers with “one-stop” shopping and premium service provides us with an advantage over competitors in this rapidly growing area, which has been our highest margin business.

      Experienced Management Team. Our senior management team has an average of more than 20 years experience in transportation related industries. We believe initiatives implemented by our management team have resulted in our improved financial performance and should position us to realize continued operational improvements and growth.

      Diversified, High-Quality Service Solutions. We believe that our diversified infrastructure, including our comprehensive LTL network across Canada and within the Central States, allows us to provide freight services solutions to meet a wide range of customers’ shipping needs. Our excellent on time service record allowed us to be one of the first regional LTL companies in the Central States to offer a money back service guarantee. The consistency and quality of this service are substantiated by our average guarantee expense of less than US$8,000 a month during 2003.

      Diverse Customer Base Across North America. For the year ended December 31, 2002, we derived our revenue from thousands of customers from a variety of geographic regions and industries in Canada and the United States. Our largest customer represents less than 2.0% of our revenues.

      Flexible Non-Union Workforce. We believe that our predominantly non-union workforce provides us with significant advantages over unionized LTL carriers, including less restrictive work rules and lower labour costs.

      Our Strong Balance Sheet. We believe that our strong balance sheet will enable us to implement our growth strategy. Since December 31, 2000, we have reduced our total debt from approximately $80.3 million to $43.6 million at September 30, 2003. Our total debt as a percentage of total capitalization is approximately 35.5%, which allows us the flexibility to execute our strategy of pursuing acquisitions.

Growth Strategy

      Our overall strategy is to continue to expand, through a balanced mix of organic and acquisition driven growth, our Canada/ United States geographic coverage on a regional basis. Implementation of this strategy requires adherence to our history of disciplined management, which has allowed us to achieve approximately 14.0% return on equity over the last five years, 13.4% in 2002 and, at an annualized rate, 16.0% through the first nine months of 2003. Key elements of our long-term growth strategy include:

      Pursue Strategic Acquisitions. The LTL industry is fragmented and is undergoing consolidation. We believe this provides acquisition opportunities for well capitalized and well managed LTL operators. Our LTL division provides us with a platform to participate in this consolidation and is the focus of our planned future growth. While our first priority is expanding the geographic footprint of our regional LTL operation, we will also consider acquisitions that would increase the density of our existing operations.

      Gain Market Share in the LTL Transborder Business. Our LTL transborder business has been our highest margin and fastest growing business. Our infrastructure on both sides of the Canada/ United States border allows us to provide what we believe is the most comprehensive service offering in this segment.

      Build Revenue Within Our Existing LTL Infrastructure. The efficiencies we have realized in our LTL operations have created freight capacity in our system. We believe that this additional capacity should enable us to serve additional customers without a significant increase in fixed costs.

      Improve Operating Efficiencies Within Our LTL Infrastructure. We continually seek to improve efficiencies within our LTL infrastructure to reduce rehandling, improve service and reduce cargo claims. Management’s initiatives have resulted in an improvement in our LTL operating ratio from 96.4% in 2001 to 94.4% for the nine months ended September 30, 2003.

      Capitalize on Cross-Selling Opportunities. We intend to focus on growing sales outside our core LTL service-base by cross-selling our logistics services to our LTL customers. We believe that our existing customers are increasingly seeking “one-stop” transportation logistics solutions, and this could generate additional logistics business as well as drive freight into our LTL operations.

Infrastructure

      Equipment. At September 30, 2003, we operated a fleet of 666 tractors and a trailing fleet of approximately 4,600 units. In our US LTL operation, we generally use new tractors in linehaul operations for approximately two to four years and then transfer them to pickup and delivery for the remainder of their useful lives. In a number of our terminals, tractors perform pickup and delivery functions during the day and linehaul functions at night in order to maximize tractor utilization. In our Canadian LTL operation, we contract with owner operators to provide the tractors for pick up and delivery and linehaul services.

      We primarily use 53 foot dry vans in our pick up and delivery operations in Canada and the United States. However, over the course of 2001 and 2002 we converted our US LTL linehaul fleet to tandem 26 foot pup trailers equipped with load bars to maximize density and minimize claims issues.

      The chart below shows the breakdown of our fleet by operating segment at September 30, 2003.

Segment	Tractors	Trailers	Containers	Chassis

LTL	656	2,977	357	289
Truckload	—	895	—	—
Logistics	10	62	—	—

Total	666	3,934	357	289

      Terminals and Distribution Facilities. We operate 70 terminals, 15 of which are located in Canada and 55 of which are located in the United States. Our LTL segment operates 65 terminals with a total of 1,555 loading doors in the United States and with a total of 558 loading doors in Canada. The 10 largest terminals in our LTL segment, in terms of the number of loading doors, are listed below.

Terminals	Doors	Owned/ Leased

Toronto	132	Leased
Indianapolis	116	Leased
Montreal	85	Owned
Vancouver	85	Owned
Chicago	81	Leased
Winsted	78	Owned
Edmonton	69	Owned
St. Louis	65	Leased
Minneapolis	62	Leased
Calgary	47	Leased

      Over the last five years, our Canadian LTL operation has been transitioning its LTL terminal network from outmoded railspur boxcar facilities to intermodal facilities to better facilitate the movement of freight in Canada. The program is almost complete, and only the Toronto terminal requires conversion to an intermodal facility. We are waiting for CN Rail’s determination of the location of their intermodal yard before we finalize our new location in Toronto. We anticipate that the terminal will be constructed and completed by the end of 2005.

      In addition to two warehouse facilities, our logistics business operates two dedicated flow-through facilities, one in Canada, and the other in the United States, for major retailers in the respective markets. Our truckload business operates two terminals, one in Indianapolis and the other in Atlanta.

      Marketing and Customers. We derive our revenue from thousands of customers from a variety of geographic regions and industries in Canada and the United States. Our largest customer represents less than 2.0% of our revenues. At September 30, 2003, we had a sales staff of 143 employees. We compensate our sales force with a base salary and a variable compensation package tailored to their business unit operating environment.

      The LTL segment utilizes a computerized freight costing model to determine the price level that is appropriate for each particular shipment of freight. When necessary, we compete to secure revenue by participating in bid solicitations, provided our customer recognizes us as a core carrier over a contracted period of time.

      In the logistics business we customize each solution to fit the needs of the customer. Our logistics operation pursues opportunities that will not only increase the profitability of that segment but will supplement profitability in our LTL segment.

      The freight brokerage business maintains sales offices in Toronto, Montreal, Los Angeles and Atlanta, to capitalize on international traffic flows. The freight brokerage unit offers both intermodal and over-the-road truckload solutions to clients.

      Employees. At September 30, 2003, we employed approximately 2,800 full and part-time employees and contracted with approximately 452 owner operators. The chart below depicts our employees and owner operators by segment.

	Non-Driver Employees		Company Drivers
							Total	Owner
Segment	Full-time	Part-time	Full-time		Part-time		Employees	Operators	Total

LTL	1,036	250	817	*	27	*	2,130	171	2,301
Logistics	154	4	9		—		167	35	202
Truckload	45	1	—		—		46	246	292
Corporate Office	5	—	—		—		5	—	5

*	all are employed in the US LTL business unit.

     All of our drivers and owner operators are required to have valid commercial driver’s licenses and pass our stringent company screening process. Where permitted, we periodically conduct drug and alcohol screening tests.

      Only 131 of our employees are represented by labour unions. Two of our terminals in Canada operate with unionized dock workers represented by the International Brotherhood of Teamsters and the Canadian Autoworkers Association. We have two collective agreements with our unionized employees. These agreements expire on March 31, 2008, and on September 30, 2008, respectively.

      Information Technology. We use technology to reduce costs, improve productivity, and enhance our customer service. We allow our customers to access or exchange information with us via our website, published web services, electronic data interchange, or over the telephone. We use sophisticated freight handling software to maximize our load average, reduce freight handling, reduce transit times, and improve tracking of shipments through our system. We have integrated our tracking systems with the systems maintained by SAIA Motor Freight Lines Inc. and New England Motor Freight Inc.

      Competition. The freight transportation industry is highly competitive on the basis of both price and service. We compete with regional, inter-regional and national LTL carriers and, to a lesser extent, with truckload carriers, small package carriers, air freight carriers and railroads. We believe that we are able to compete effectively in our markets by providing high quality and timely service at competitive prices. See “Risk Factors”.

      Insurance. In Canada, we currently carry Cdn$10.0 million of insurance coverage, with a self-insured retention of Cdn$25,000 per occurrence for claims resulting from cargo theft or loss, personal injury, property damage, and physical damage to our equipment. In the United States, we currently carry US$25.0 million of insurance coverage, with a self-insured retention of US$350,000 per occurrence for claims resulting from cargo theft or loss, personal injury, property damage, and physical damage to our equipment. We believe that our policy of self-insuring up to set limits, together with our safety and loss prevention programs, are effective means of managing insurance costs.

DESCRIPTION OF SHARE CAPITAL

      Our authorized capital consists of an unlimited number of Class A Voting shares, Class B Non-Voting shares and first preference shares, issuable in series. At November 24, 2003, there were 9,794,278 Class A Voting shares issued and outstanding and there were no Class B Non-Voting shares or first preference shares issued and outstanding. The holders of the Class A Voting shares are entitled to one vote for each Class A Voting share on all matters voted on at any meetings of our shareholders, to any dividends that may be declared by our board of directors thereon and, in the event of the liquidation, dissolution or winding up of our company, will be entitled to receive our remaining property.

      Our board of directors is authorized to determine the rights and restrictions to be attached to our first preference shares. We intend to request shareholder approval at our next annual meeting to amend our articles, to eliminate from our authorized capital the Class B Non-Voting shares and the first preference shares so that our authorized capital will consist only of an unlimited number of Class A Voting shares.

UNDERWRITING

      Pursuant to an underwriting agreement dated                     , 2003 (the “Underwriting Agreement”), between us and each of the Underwriters named below, we have agreed to sell, and the Underwriters have severally agreed to purchase, the following number of Class A Voting shares listed opposite their names below:

Number of Shares

US Underwriters
Avondale Partners, LLC
Stephens Inc.
Canadian Underwriters
Orion Securities Inc.
Paradigm Capital Inc.

Total	2,000,000

      Subject to certain conditions in the Underwriting Agreement, the Underwriters are committed to take and pay in cash to us, against delivery of the global certificate representing the Class A Voting shares, for all of the Class A Voting shares being offered, if any are taken. The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion upon the occurrence of certain stated events, including the occurrence of an event which seriously adversely affects the Canadian or United States financial markets.

      The Underwriters are offering the Class A Voting shares, subject to prior sale, when, as and if issued to, and accepted by them, subject to approval of legal matters by their counsel, including the validity of the issuance of the Class A Voting shares, and other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriters of officer’s certificates and legal opinions. The Underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

      We have granted to the Underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 300,000 additional Class A Voting shares at the public offering price listed on the cover page of this prospectus, less underwriting commission. The Underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the Class A Voting shares offered by this prospectus. To the extent this option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional Class A Voting shares as the number listed next to the Underwriter’s name in the preceding table bears to the total number of Class A voting shares listed next to the names of all Underwriters in the preceding table. This prospectus registers and qualifies both the grant of the over-allotment option and the distribution of any of our Class A voting shares that are issued pursuant to the exercise of the over-allotment option.

      We and certain of our directors and officers have agreed that, without the prior written consent of the Underwriters, we and they will not, during the period ending 90 days after the date of this prospectus, subject to limited exceptions: (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Class A Voting shares or any securities convertible into or exercisable or exchangeable for Class A Voting shares including, without limitation, Class A Voting shares or securities convertible into or exercisable or exchangeable for Class A Voting shares which may be deemed to be beneficially owned by such person in accordance with the rules and regulations of the SEC; or (b) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with ownership of the Class A Voting shares, whether any such transaction described in clause (a) or (b) is to be settled by delivery of Class A Voting shares or such other securities, in cash or otherwise. The foregoing sentence will not apply to the transfer of any Class A Voting shares (a) pursuant to the Underwriting Agreement, (b) pursuant to our stock option plans, and (c) upon the exercise of outstanding warrants or the conversion or exchange of convertible or exchangeable securities outstanding on the date of this prospectus.

      This offering is being made concurrently in the United States and in all of the provinces of Canada pursuant to the Multi-Jurisdictional Disclosure System implemented by the securities regulatory authorities in the United States and Canada. The Class A Voting shares will be offered in the United States and Canada through the Underwriters either directly or through their respective US or Canadian registered broker-dealer affiliates. Subject to applicable law, the Underwriters may offer the Class A Voting shares outside of the United States and Canada.

      The following table shows the public offering price, underwriting commissions and proceeds before our expenses. The information assumes either no exercise or full exercise by the Underwriters of their over-allotment option:

	Per Share	Without Option	With Option

Public offering price
Underwriting commissions
Proceeds, before expenses, to us

      We estimate that our share of the total expenses of this offering, excluding underwriting commissions, will be approximately $                    (US$                    ).

      Pursuant to policy statements of the relevant securities commissions and SEC rules, the Underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase Class A Voting shares. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of such securities. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX and AMEX and SEC rules relating to market stabilization and passive market making activities and a bid or purchase made to and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first-mentioned exception, in connection with this offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Class A Voting shares at levels other than those which may otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

      We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the US Securities Act of 1933, as amended, and Canadian securities laws or to contribute to payments the Underwriters may be required to make because of any of those liabilities.

      The offering price of the Class A Voting shares to be distributed pursuant to this prospectus was determined by negotiation between us and the Underwriters. We have applied to list the Class A voting shares offered hereby on the TSX and the AMEX. Listing will be subject to us fulfilling all of the listing requirements of the TSX and AMEX.

CERTAIN INCOME TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Considerations For Canadian Residents

      The following is a summary of the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires Class A Voting shares pursuant to this prospectus who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”), and at all relevant times, is or is deemed to be resident in Canada, deals at arm’s length with and is not affiliated with us or a subsequent purchaser of Class A Voting shares, and holds or will hold the Class A Voting shares as capital property (a “Canadian Holder”). Canadian Holders whose Class A Voting shares do not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election under subsection 39(4) of the Tax Act to have their Class A Voting shares and every “Canadian security” (as defined in the Tax Act) owned by them in the taxation year of the election, and in all subsequent years, deemed to be capital property.

      The Tax Act contains certain provisions (the “Mark-to-Market Rules”) relating to securities held by certain financial institutions, registered securities dealers and corporations controlled by one or more of the foregoing. This summary does not take into account the Mark-to-Market Rules, and taxpayers that are “financial institutions” as defined for the purpose of the Mark-to-Market Rules should consult their own tax advisors.

      This summary is based upon the current provisions of the Tax Act and regulations thereunder in force as at the date hereof, specific proposals to amend the Tax Act or regulations thereunder that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and current administrative practices published by the Canada Customs and Revenue Agency. Except as otherwise indicated, this summary does not take into account or anticipate any other changes in the law or administrative practice, whether by judicial, governmental or legislative action or decision, nor does it take into account provincial, territorial or foreign tax laws or considerations, which might differ significantly from those discussed herein. No assurance can be given that the Proposed Amendments will be enacted or that they will be enacted in the form announced by the Minister of Finance (Canada).

      This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular purchaser. This summary is not exhaustive of all possible income tax considerations under the Tax Act that may affect a purchaser. Accordingly, prospective purchasers of Class A Voting shares offered by this prospectus should consult their own tax advisors with respect to their particular circumstances.

     Taxation of Dividends

      Dividends received on Class A Voting shares by a Canadian Holder who is an individual will be included in the Canadian Holder’s income and be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by an individual from taxable Canadian corporations. Taxable dividends received by an individual may give rise to alternative minimum tax under the Tax Act, depending on the individual’s circumstances.

      Dividends received by a Canadian Holder that is a corporation will be included in income and will normally be deductible in computing such corporation’s taxable income. A corporation which is a private corporation for the purposes of the Tax Act may be liable to pay a refundable tax of 33 1/3% on dividends received or deemed to be received to the extent that such dividends are deductible in computing the corporation’s income. Canadian Holders to whom these rules may be relevant should consult their own tax advisors.

     Disposition of Class A Voting Shares

      In general, a disposition, or a deemed disposition, of a Class A Voting share will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Class A Voting share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Class A Voting share. In the event a Canadian Holder who acquires Class A Voting shares also holds other of our Class A Voting shares, the adjusted cost base will be determined by averaging the cost of the Class A Voting shares with the adjusted cost base of all other Class A Voting shares then held by that Canadian Holder.

      Generally, one-half of a capital gain must be included in income as a taxable capital gain and one-half of a capital loss is an allowable capital loss. An allowable capital loss realized in a year generally may be deducted by the Canadian Holder in computing income to the extent of any taxable capital gains realized in the year of disposition. Any allowable capital loss not deductible in the year of disposition generally may be carried back and deducted against taxable capital gains in any of the three preceding years or carried forward and deducted against taxable capital gains in any subsequent year (in accordance with the rules contained in the Tax Act). Capital gains realized by an individual will be relevant in computing possible liability for the alternative minimum tax.

      The amount of any capital loss realized on the disposition or deemed disposition of a Class A Voting share by a Canadian Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on the Class A Voting share to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a Canadian Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Class A Voting shares and where a trust is a member of a partnership or a partnership or trust is a beneficiary of a trust. Canadian Holder to whom these rules may be relevant should consult their own tax advisors.

      A Canadian Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including amounts in respect of taxable capital gains (but not dividends or deemed dividends deductible in computing taxable income).

Certain Canadian Federal Income Tax Information For United States Residents

      The following summarizes the principal Canadian federal income tax considerations generally applicable to a holder of Class A Voting shares acquired pursuant to this prospectus (a) who, for the purposes of the Tax Act at all relevant times, is not resident in Canada, deals at arm’s length and is not affiliated with us, holds the Class A Voting shares as capital property and does not use or hold the Class A Voting shares in the course of carrying on, or otherwise in connection with, a business in Canada, is not a non-resident insurer for the purposes of the Tax Act, and (b) who, for the purposes of the Canada-United States Income Tax Convention (the “Treaty”), is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) Class A Voting shares in connection with a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Treaty. Class A Voting shares will generally be considered to be capital property to a holder unless such shares are held in the course of carrying on a business, or in an adventure or concern in the nature of trade. Holders who meet all such criteria in clauses (a) and (b) are referred to herein as a “US Holder” or “US Holders”, and this summary only addresses such US Holders. The summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the Mark-to-Market Rules apply), or other holders who do not meet the criteria in clauses (a) and (b) above.

      This summary is based on the current provisions of the Tax Act and the regulations thereunder, all Proposed Amendments publicly announced by the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Treaty and the current published administrative practices of the Canada Customs and Revenue Agency. It has been assumed that the Proposed Amendments will be enacted as proposed and that there will be no other relevant change in any governing law, the Treaty or administrative practice, although no assurance can be given in these respects. The summary does not take into account provincial, territorial, US or other foreign income tax considerations, which may differ significantly from those discussed herein.

      This summary is not exhaustive of all possible Canadian income tax consequences. It is not intended as legal or tax advice to any particular holder of Class A Voting shares and should not be so construed. The tax consequences to any particular holder of Class A Voting shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdictions in which that holder is subject to taxation and, generally, that holder’s particular circumstances. Each holder should consult the holder’s own tax advisor with respect to the income tax consequences applicable to the holder’s own particular circumstances.

     Dividends

      Dividends paid or credited or deemed to be paid or credited by us to a US Holder are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid or credited to a US Holder is generally limited to 15% of the gross dividend. This rate is reduced to 5% in the case of a US Holder that is a corporation that owns at least 10% of our voting shares.

     Dispositions

      A US Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Class A Voting share unless the share is “taxable Canadian property” to the holder thereof, and even then only if the US Holder is not entitled to relief under the Treaty.

      A Class A Voting share will be taxable Canadian property to a US Holder at a time when it is listed on a prescribed stock exchange (which includes the TSX and AMEX) only if, at any time during the 60-month period ending at the time of disposition, the US Holder or persons with whom the US Holder did not deal at arm’s length (or the US Holder together with such persons) owned 25% or more of the issued shares of any class or series of our shares. In the case of a US Holder to whom Class A Voting shares represent taxable Canadian property, no tax under the Tax Act will be payable on a capital gain realized on a disposition of such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada. we believe that the value of the Class A Voting shares is not derived principally from real property situated in Canada, and that no tax will be payable under the Tax Act on a capital gain realized by a US Holder on a disposition of Class A Voting shares.

Certain United States Federal Income Tax Information

      The following summary describes certain US federal income tax considerations with respect to the ownership of Class A Voting shares by US Holders (as defined below for the purposes of this summary) that we acquired in this offering. Except where noted, this summary deals only with Class A Voting shares held as capital assets as defined in Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not deal with special situations, such as those of dealers and traders in securities or currencies, financial institutions, regulated investment companies, tax-exempt entities, insurance companies, traders in securities who elect to mark-to-market their securities, persons holding Class A Voting shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons actually or constructively owning 10% or more of our voting stock, persons who acquired their Class A Voting shares through the exercise or cancellation of employee stock options or otherwise as compensation for services, US expatriates, persons subject to the alternative minimum tax, or persons whose “functional currency” is not the US dollar. This summary does not address all aspects of US federal income taxation, nor any estate and gift tax consequences, nor does it address any tax consequences under any foreign, state or local laws other than as provided in the sections entitled “Certain Canadian Federal Income Tax Information For Canadian Residents” and “Certain Canadian Federal Income Tax Information For United States Residents”. Furthermore, the discussion below is based upon the provisions of the Code, and existing and proposed Treasury regulations, rulings, administrative pronouncements, judicial decisions thereunder, and the Canada — US Income Tax Treaty as of the date hereof. Such authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in US federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the Internal Revenue Service (the “IRS”) with respect to any of the US federal income tax consequences described below, and as a result, there can be no assurance that the US IRS will not disagree with or challenge any of the conclusions described herein.

      THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF CLASS A VOTING SHARES OF THE COMPANY AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE US FEDERAL INCOME TAX CONSEQUENCES TO ANY HOLDER OR PROSPECTIVE HOLDER IS MADE. US HOLDERS AND PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF CLASS A VOTING SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE US FEDERAL INCOME OR OTHER TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY STATE OR LOCAL CONSEQUENCE OR ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

      As used in this summary, a “US Holder” of Class A Voting shares means a holder that is (a) a citizen or resident of the United States for US federal income tax purposes, (b) a corporation, or other entity taxable as a corporation for US federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof (including the states and the District of Columbia), (c) an estate, the income of which is subject to US federal income taxation regardless of its source, (d) a trust if it (1) is subject to the primary jurisdiction over its administration of a court within the United States and one or more US persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable US Treasury regulations to be treated as a US person (e) any other person whose worldwide income or gain is otherwise subject to US federal income taxation on a net income basis, or (f) a partnership to the extent the interests therein are owned by any persons described in clauses (a), (b), (c), (d), or (e) above. If a partnership or other flow-through entity holds Class A Voting shares, the US federal income tax treatment of a partner will generally depend upon the status of the partner or other owner and upon the activities of the partnership or other flow-through entity. If you are a partner of a partnership holding Class A Voting shares, you should consult your tax advisor.

      Holders of Class A Voting shares who are not US holders, sometimes referred to as “Non-US Holders,” should also consult their own tax advisors, particularly as to the applicability of any tax treaty.

     Payment of Dividends

      The gross amount of distributions paid to a US Holder of Class A Voting shares (including amounts withheld to pay Canadian withholding taxes as described below) will be treated as dividend income to such US Holder, to the extent paid out of our current or accumulated earnings and profits, as determined under US federal income tax principles. Such income will be includable in the gross income of a US Holder on the day received by the US Holder. In the case of a taxable corporate US Holder, such dividends will be taxable as ordinary income and will not be eligible for the corporate dividends received deduction, which is generally allowed to US corporate shareholders on dividends received from a domestic corporation. In the case of an individual US Holder, under recently enacted tax legislation such dividends will be eligible for a maximum tax rate of 15% for dividends received before January 1, 2009, provided such holder holds the Class A Voting shares for at least 60 days and certain other conditions are satisfied.

      The amount of any distribution paid in Canadian dollars will equal the US dollar value of the Canadian dollars received calculated by reference to the exchange rate in effect on the date the dividend is received by the US Holder regardless of whether the Canadian dollars are converted into US dollars. If the Canadian dollars received as a distribution are not converted into US dollars on the date of receipt, a US Holder will have a basis in the Canadian dollars equal to its US dollar value on the date of receipt. Any US holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be US source income or loss for foreign tax credit purposes. US Holders are urged to consult their own tax advisors concerning the US tax consequences of acquiring, holding and disposing of Canadian dollars.

      Dividends paid to a US Holder will generally be subject to Canadian withholding taxes equal to 15% of the dividend amount. A US Holder may be entitled to deduct, or claim a foreign tax credit for such Canadian taxes, subject to applicable limitations in the Code. Dividends will be income from sources outside the United States and generally will be “passive income” or “financial services income” for purposes of computing the foreign tax credit allowable to a US Holder. The rules governing the foreign tax credit are complex, and additional limitations on the credit apply to individuals receiving dividends from foreign corporations if the dividends are eligible for the 15% maximum tax rate on dividends described above. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

      To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Class A Voting shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the US Holder on a subsequent disposition of the Class A Voting shares) and any excess will be treated as capital gain. Such distributions generally will not give rise to foreign source income for foreign tax credit purposes. We do not currently maintain calculations of our earnings and profits for US federal income tax purposes.

      A Non-US Holder of Class A Voting shares generally will not be subject to US federal income tax or withholding tax on dividends received on Class A Voting shares unless such income is effectively connected with the conduct by such Non-US Holder of a trade or business in the US.

     Sale or Exchange of Class A Voting Shares

      For US federal income tax purposes, a US Holder will generally recognize taxable gain or loss on any sale or exchange of a Class A Voting share in an amount equal to the difference (if any) between the US dollar value of the amount realized for the Class A Voting share and the US Holder’s adjusted tax basis (determined in US dollars) in the Class A Voting share. Such gain or loss will be a capital gain or loss. Capital gains of non-corporate taxpayers, including individuals, derived with respect to a sale, exchange or other disposition prior to January 1, 2009 of Class A Voting shares held for more than one year are subject to a maximum federal income tax rate of 15%. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a US Holder will generally be treated as US source gain or loss for foreign tax credit limitation purposes.

     Other Rules

      Certain special rules, such as the passive foreign investment company rules, the foreign corporation rules and the controlled foreign corporation rules apply under certain circumstances to stock of a non-US issuer. We believe that none of these rules currently apply to our Class A Voting shares; however, this conclusion is a factual determination made annually and thus may be subject to change based on future changes in the ownership of our stock and our operations.

     Information Reporting and Backup Withholding

      In general, information reporting requirements will apply to dividends paid on and proceeds received on the sale, exchange or redemption of the Class A Voting shares that are paid within the United States or through some US related financial intermediaries to US Holders, and backup withholding tax, currently at a 28% rate, may apply to such amounts unless the US Holder is an exempt recipient (such as a corporation) or provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. In addition, backup withholding may apply if the US Holder fails to provide an accurate taxpayer identification number, to report interest and dividends required to be shown on its federal income tax returns or to comply with applicable certification requirements. A US Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service.

      Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the US Holder’s federal income tax liability, and a US Holder may obtain a refund of any excess amounts withhold under the backup withholding rules by filing the appropriate claim for refund with the IRS.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form F-10 under the US Securities Act of 1933, as amended, relating to the Class A Voting shares offered by this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. Some information is omitted and you should refer to the registration statement and its exhibits.

      You may review a copy of the registration statement, including the exhibits and documents filed with it, as well as any reports, statements or other information we file in the future with the SEC at the SEC’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of these materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These filings are also electronically available from the SEC’s Electronic Document Gathering and Retrieval System (http://www.sec.gov), which is commonly known by the acronym “EDGAR”, as well as from commercial document retrieval services.

      We are required to file reports under the US Securities Exchange Act of 1934, as amended (the “Exchange Act”), and other information with the SEC. Under a Multi-Jurisdictional Disclosure System adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. In addition, we are subject to the filing requirements prescribed by the securities legislation of all Canadian provinces. You are invited to read and copy any reports, statements or other information that we file with the Canadian provincial securities commissions or other similar regulatory authorities at their respective public reference rooms. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (http://www.sedar.com), which is commonly known by the acronym “SEDAR”. SEDAR is the Canadian equivalent of the SEC’s EDGAR system. Reports and other information about us should also be available for inspection at the offices of the TSX and the AMEX.

      Our annual reports are available within 140 days of the end of each fiscal year and will contain our audited consolidated financial statements. We also make available quarterly reports containing unaudited summary consolidated financial information for each of the first three fiscal quarters. We prepare these financial statements in accordance with Canadian GAAP and include a reconciliation to US GAAP in the notes to our annual consolidated financial statements. As a “foreign private issuer” under the Exchange Act, we are exempt from provisions of the Exchange Act which require us to provide proxy statements in prescribed form to shareholders and which relate to short swing profit reporting and liability.

ENFORCEMENT OF CIVIL LIABILITIES

      We are a Canadian corporation, and some of our assets and operations are located, and some of our revenues are derived, outside the United States. In addition, a majority of our directors and officers are residents of Canada and all or a substantial portion of the assets of those directors and officers are or may be located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those persons, or to enforce against them judgements obtained in United States courts, including judgements predicated upon the civil liability provisions of United States federal and state securities laws.

AUDITORS, TRANSFER AGENT AND REGISTRAR

      Our auditors are KPMG LLP, chartered accountants, located at Toronto, Ontario. Computershare Trust Company of Canada is the Canadian transfer agent and registrar for our Class A Voting shares. Computershare Trust Company, Inc. is the US transfer agent and registrar for our Class A Voting shares.

LEGAL MATTERS

      Certain legal matters in connection with the offering will be passed upon on our behalf by Lang Michener LLP (Canadian counsel) and Paul, Weiss, Rifkind, Wharton & Garrison LLP (US counsel) and on behalf of the Underwriters by Wildeboer Rand Thomson Apps & Dellelce, LLP (Canadian counsel) and Stokes Bartholomew Evans & Petree, P.A. (US counsel). As of November 25, 2003, the partners and associates of Lang Michener LLP (other than Albert Gnat) and Wildeboer Rand Thomson Apps & Dellelce, LLP beneficially owned, directly or indirectly, less than 1% of any class of securities of Vitran or any associated party or affiliate of Vitran. Albert Gnat, Q.C., a senior partner of Lang Michener LLP and a member of our board of directors owns, directly or indirectly, 252,421 Class A Voting shares.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

      The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: (i) the documents referred to in the first paragraph under “Documents Incorporated by Reference”; (ii) the form of the underwriting agreement; (iii) the consent of KPMG LLP, our auditors; and (iv) powers of attorney from our directors and officers. You can obtain copies of the documents which have been filed as part of the registration statement without charge from our Chief Financial Officer, 185 The West Mall, Suite 701, Toronto, Ontario, M9C 5L5, Tel: 416-596-7664.

INDEPENDENT CHARTERED ACCOUNTANTS

      Our consolidated balance sheets at December 31, 2002 and 2001 and our consolidated statements of income, deficit and cash flows for the years ended December 31, 2002 and 2001, incorporated by reference herein, have been audited by KPMG LLP as indicated in their report incorporated by reference herein.

THIRD QUARTER 2003

For the period ended September 30, 2003

Management Discussion and Analysis

      This interim Management Discussion and Analysis (“MD&A”) should be read in conjunction with the Company’s September 30, 2003 third quarter financial statements and the 2002 Annual MD&A document that forms part of the Vitran 2002 Annual Report.

     Overview

      Vitran’s net income for the three months ended September 30, 2003 was the highest on record and represents the eighth consecutive quarter Vitran’s consolidated earnings per share have increased compared to the prior year quarter. Earnings per share for the 2003 third quarter grew to $0.44 per share basic ($0.41 diluted) from $0.38 per share basic ($0.37 diluted) a year ago. For the nine-month period ended September 30, 2003 earnings of $1.05 per share basic ($1.00 diluted) compared to $0.77 per share basic ($0.77 diluted) in the 2002 nine-month period reflect the accumulation of strengthened quarterly results. The LTL segment improved income from operations by 5%, while consolidated interest expense decreased significantly.

      Consistent with the trend that started in the first quarter of 2003, the current quarter’s results include the impact of a significantly stronger Canadian dollar versus the American dollar. Average exchange rates were 1.38 and 1.42 for the 2003 three-month and nine-month periods ended September 30, 2003 versus 1.58 and 1.57 for the same periods a year ago. Consequently Vitran’s results, reported in Canadian dollars, were negatively impacted because over two thirds of the Company’s operations are US based. In addition, the stronger Canadian dollar also negatively impacted US dollar denominated revenue billed by Canadian subsidiaries, together with the related US dollar accounts receivable and cash. An additional factor making the quarter-over-quarter comparison more challenging this year is the $0.05 basic earning per share impact of a foreign exchange gain that was generated in the third quarter of 2002 on the repatriation of capital from a foreign subsidiary. The Company did not record a similar gain in 2003.

     Consolidated Results

      Revenue for the three-month period ended September 30, 2003 was $117.1 million compared to $123.0 million for the same period in 2002. For the quarter the consolidated revenue was reduced by $10.6 million or 8.6 percent due to a stronger Canadian dollar. Revenue for the nine-month period was $349.0 million, compared to $358.8 million for the same period a year ago. Consolidated revenues for the nine-month period were supported by the LTL segment, which despite the impact of foreign exchange equaled the prior year nine-month period, offset by declines in the logistics and truckload segments. Overall, the Company’s revenues for the nine-month period were reduced by $24.3 million or 6.8 percent due to a stronger Canadian dollar. Were it not for the stronger Canadian dollar, the 2003 third quarter revenue would have been 3.8% higher than in 2002, and the revenue for the nine months would have been 4.0% higher than in 2002.

      Gross profit for the quarter decreased to $18.5 million compared to $20.4 million for the same quarter in 2002. For the nine-month period of 2003 gross profit declined to $52.7 million compared to $59.2 million in the same period in 2002. The stronger Canadian dollar had the effect of reducing gross profit by $2.2 million and $5.0 million for the quarter and nine-month period, respectively. Increased insurance expenses, healthcare and workers compensation costs continue to impact the Company’s gross margin.

      Selling, general and administrative (“SG&A”) expenses for the quarter were down $1.7 million to $10.5 million, or 8.9% of revenue, compared to 9.9% of revenue in the same quarter of 2002. For the nine-month period ended September 30, 2003, SG&A expenses were

$31.9 million compared to $38.7 million for the same period in 2002. The 2002 nine-month results include the one-time special retirement bonus of $0.8 million offset by a $0.5 million non-taxable foreign exchange gain. The stronger Canadian dollar contributed to a decline in SG&A of $0.8 million and $1.7 million of three and nine-month periods, respectively. The balance of the reduction has been driven by ongoing cost controls and the elimination of discretionary spending.

      Income from operations before depreciation (“EBITD”)(1) expense was $8.1 million for the third quarter of 2003 compared to $8.3 million for the same quarter of 2002. The stronger Canadian dollar had the effect of reducing EBITD by $1.4 million for the current quarter compared to the 2002 third quarter. Depreciation expense for the three-month period was $1.9 million compared to $2.1 million for the same period a year ago. In spite of the negative impact of a stronger Canadian dollar on the Company’s income from operations, the consolidated operating ratio (“OR”)(2) for the third quarter improved to 94.7% from 95.0% in the third quarter of 2002. For the nine-month period ended September 30, 2003 the consolidated OR was 95.7% compared to 96.0% for the same period in 2002. Had the Canadian dollar not strengthened versus the US dollar, the operating ratio for the three-month and nine-month periods would have been 94.2% and 95.2%, respectively.

      Interest expense net of interest income for the third quarter and nine-month period ended September 31, 2003 was $0.4 million and $1.6 million compared to $1.2 million and $4.1 million for the same period ending September 30, 2002. The decline is attributable to a reduction in outstanding debt and reduced spread on borrowing as a result of improved results. As well, the Company’s 8.95% fixed interest rate swap expired on January 26, 2003 and was not renewed.

      Improved profitability resulted in income taxes for the quarter of $1.5 million compared to $1.2 million a year ago. For the nine-month period income taxes were $3.1 million compared to $2.2 million for the same period a year ago.

      Net income for the third quarter of 2003 was $4.2 million or $0.44 per share basic ($0.41 per share diluted), exceeding the $0.38 per share basic ($0.37 per share diluted) posted in the third quarter of 2002. For the nine-month period ending September 30, 2003 net income was $10.1 million or $1.05 per share basic ($1.00 per share diluted) compared to $7.4 million or $0.77 per share basic and diluted for the period ended September 30, 2002. Per share basic results are based on 9,541,452 and 9,726,395 weighted average shares outstanding during the 2003 and 2002 nine-month periods. Per share diluted results are based on 10,038,335 and 9,726,395 weighted average shares outstanding during the comparative nine-month periods.

     Segmented Results

          Less-than-truckload (LTL)

      The LTL segment reported revenue of $95.5 million versus $98.9 million for the comparable third quarters. The Operating Ratio (“OR”) improved to 93.4% in the current quarter compared to 94.1% for the 2002 third quarter. Income from operations improved to $6.3 million from $5.9 million. Revenue and income from operations for the quarter were both unfavorably affected by the stronger Canadian dollar that accounted for an $8.4 million and $1.1 million decline, respectively. Had there not been a significant change in foreign exchange rates during the third quarter of 2003 compared to 2002 the LTL segment would have reported revenue of $103.9 million (a 5.1% improvement over 2002) income from operations of $7.4 million (a 26.1% improvement over 2002) and an OR of 92.9%. For the nine-month period ended September 30, 2003, revenue was $284.5 million in line with the year ago nine-month period. Income from operations for the 2003 nine-month period grew to $16.0 million compared to $15.2 million in 2002. The stronger Canadian dollar reduced revenue by $19.2 million and income from operations by $2.6 million versus a year ago.

      The Canadian LTL unit for the third consecutive quarter this year exceeded the prior year’s quarter results. The unit continues to make market share gains while maintaining efficiency and cost controls. Revenue increased 8.3% for the third quarter of 2003 over the third quarter 2002 due to a 6.7% increase in shipments, a 5.2% increase in tonnage and a 2.9% improvement revenue per hundredweight.

      Revenue at the US LTL unit for the three-month period ended September 30, 2003 increased 2.2%, calculated in US dollars, compared to the same quarter in 2002. For the third quarter, compared to the same period a year ago, shipments increased 1.0%, tonnage increased 1.5% while revenue per hundredweight improved 0.7%.

          Logistics

      For the third quarter, revenue at the logistics segment was down 1.6% to $10.2 million compared to the third quarter of 2002. The slight decrease is attributable to the impact of the stronger Canadian dollar offset by gains in certain units. Revenue declines for the freight brokerage unit have essentially stabilized compared to the third quarter of 2002 after four quarters of declines arising from the program that was initiated in the third quarter of 2002 to eliminate customers providing inadequate profitability. The supply chain operation recorded a 5.8% increase in revenue at the US unit as volumes from their dedicated customer increased. The Canadian supply chain recorded a 23.4% increase in revenue primarily due to the addition of a new Canadian shoe retail account that began to come on stream during the quarter.

          Truckload

      Revenue for the truckload segment, excluding the impact of foreign exchange, was down 5.3% for the third quarter of 2003 compared to the same period a year ago. A competitive Midwestern United States marketplace and flat economic environment resulted in income from operations of $0.3 million, $0.2 million less than the prior year third quarter. However there appears to be positive momentum going into the fourth quarter as revenue in the latter part of the quarter showed improved momentum.

     Liquidity and Capital Resources

      Cash flow from operations for the nine-month period before non-cash working capital changes generated $16.3 million compared to $13.8 million in the prior year period and $6.8 million for the quarter compared to $5.9 million in the prior year quarter. Non-cash working capital consumed $2.3 million in the current quarter and consumed $0.5 million in the third quarter of 2002.

      Interest bearing debt, net of cash on hand of $8.3 million, decreased by 24.4% to $35.2 million at September 30, 2003 compared to $46.6 million at December 31, 2002. Interest bearing debt, net of cash on hand, as a percentage of total capital, was 29.4% at the end of the 2003 third quarter compared to 36.2% at December 31, 2002. During the nine-month period ended September 30, 2003 the Company repaid a net $7.4 million of debt. The balance of the reduction reflects the impact of the stronger Canadian dollar.

      During the third quarter of 2003 the Company amended its existing Credit Agreement. Under the modified agreement, the available revolving credit facility was increased from $10.0 million to $25.0 million, outstanding term debt was reduced by $5.2 million and the term facility was extended six months. The Company is required to make quarterly principal payments totaling US$27.9 million by August 30, 2006.

      Capital expenditures for the third quarter amounted to $1.1 million compared to $2.0 million in the same period in 2003. The Company invested primarily in rolling stock and information technology during the quarter. The Company did not repurchase Class A Voting shares under its normal course issuer bid during the current quarter but has repurchased $0.9 million for the nine-month period. During the third quarter and nine-month period the Company raised $0.9 million and $1.1 million, respectively, from the issuance of Class A Voting shares under the Company’s stock option plan.

     Outlook

      Despite a lackluster freight environment in the U.S. Midwest and the adverse effect of foreign exchange rates on results, the Company posted a record quarter. Continuing the trend of improving year-over-year results will depend on maintaining a focus on efficiency, cost control and market share gains throughout the Company, coupled with a sustained low interest rate environment.

(1)	Income from operations before depreciation (“EBITD”) is a non-GAAP financial measure which does not have any standardized meaning prescribed by GAAP. EBITD represents net income, plus (minus) income tax expense (benefit), plus net interest expense, plus loss on sale of fixed assets and plus depreciation. We believe EBITD is useful in evaluating our operating performance compared to that of other companies in our industry, as the calculation of EBITD eliminates the effects of financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to overall operating performance. When analyzing our operating performance, however, investors should use EBITD in addition to, not as an alternative for income from operations and net income, as those items are defined by GAAP. Investors should also note that our presentation of EBITD may not be comparable to similarly titled measures used by other companies.

     EBITD is calculated in the following manner for each of the periods presented:

	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2003	2002	2003	2002

Net income	$4,192	$3,648	$10,056	$7,449
Income tax expense	1,524	1,240	3,079	2,245
Interest expense, net	428	1,214	1,597	4,062
Loss on sale of fixed assets	52	63	182	487
Depreciation expense	1,877	2,094	5,804	6,289

EBITD	$8,073	$8,259	$20,718	$20,532

(2)	Operating Ratio (“OR”) is a non-GAAP financial measure which does not have any standardized meaning prescribed by GAAP. OR is the sum of operating expenses, selling, general and administrative expenses and depreciation expense, divided by revenue. Although OR is not a recognized financial measure defined by GAAP, it is a widely recognized measure in the transportation industry which we believe provides a comparable benchmark for evaluating our performance compared to our competitors. Investors should also note that our presentation of OR may not be comparable to similarly titled measures by other companies.

	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2003	2002	2003	2002

Operating expenses	$98,593	$102,604	$296,304	$299,602
Selling, general and administrative expenses	10,457	12,144	31,937	38,695
Depreciation expense	1,877	2,094	5,804	6,289

	$110,927	$116,842	$334,045	$344,586

Revenue	$117,123	$123,007	$348,959	$358,829

OR	94.7%	95.0%	95.7%	96.0%

VITRAN CORPORATION INC.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

(Unaudited)

(In thousands of Canadian dollars except for per share amounts)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept 30, 2003	Sept 30, 2002	Sept 30, 2003	Sept 30, 2002

Revenue	$117,123	$123,007	$348,959	$358,829
Operating expenses	98,593	102,604	296,304	299,602

Gross profit	18,530	20,403	52,655	59,227
Selling, general and administrative expenses	10,457	12,144	31,937	38,695

Income from operations before depreciation	8,073	8,259	20,718	20,532
Depreciation expense	1,877	2,094	5,804	6,289

	6,196	6,165	14,914	14,243
Interest expense, net	(428)	(1,214)	(1,597)	(4,062)
Loss on sale of fixed assets	(52)	(63)	(182)	(487)

	(480)	(1,277)	(1,779)	(4,549)
Income from operations before income taxes	5,716	4,888	13,135	9,694
Income taxes	1,524	1,240	3,079	2,245

Net income	$4,192	$3,648	$10,056	$7,449

Retained earnings, beginning of period	$49,888	$37,791	$44,528	$39,204
Cost of repurchase of Class A shares in excess of book value	—	(216)	(504)	(634)
Effect of adoption of new goodwill accounting standard (note 3)	—	—	—	(4,796)

Retained earnings, end of period	$54,080	$41,223	$54,080	$41,223

Income per share:
Basic	$0.44	$0.38	$1.05	$0.77
Diluted	$0.41	$0.37	$1.00	$0.77

See accompanying notes to consolidated financial statements.

VITRAN CORPORATION INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In thousands of Canadian dollars)

	AS AT

	Sept. 30, 2003	Dec. 31, 2002

Assets
Current assets:
Cash	$8,317	$12,624
Accounts receivable	52,256	46,748
Inventory, deposits and prepaid expenses	8,216	9,774

	68,789	69,146
Fixed assets	42,331	48,570
Future income taxes	51	236
Goodwill (note 3)	60,265	69,208

	$171,436	$187,160

Liabilities and Shareholders’ Equity
Current liabilities:
Revolving credit facility (note 4)	$5,230	$—
Accounts payable and accrued liabilities	40,348	43,091
Income and other taxes payable	3,253	2,747
Current portion of long-term debt	10,802	11,052

	59,633	56,890
Long-term debt (note 5)	27,533	48,124
Shareholders’ equity:
Capital stock (note 6)	38,338	37,655
Retained earnings	54,080	44,528
Cumulative translation adjustment (note 2)	(8,148)	(37)

	84,270	82,146

	$171,436	$187,160

See accompanying notes to consolidated financial statements.

VITRAN CORPORATION INC.

CONSOLIDATED STATEMENTS OF CASH FLOW

(Unaudited)

(In thousands of Canadian dollars)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept 30, 2003	Sept 30, 2002	Sept 30, 2003	Sept 30, 2002

Cash provided by (used in):
Operations:
Net income	$4,192	$3,648	$10,056	$7,449
Items not involving cash from operations:
Depreciation and amortization	1,877	2,094	5,804	6,289
Future income taxes	697	67	291	(471)
Loss on sale of fixed assets	52	63	182	487

	6,818	5,872	16,333	13,754
Change in non-cash working capital components	(2,347)	(508)	(6,187)	(234)

	4,471	5,364	10,146	13,520
Investments:
Purchase of fixed assets	(1,094)	(2,001)	(3,440)	(5,567)
Proceeds on sale of fixed assets	54	150	475	848
Proceeds on sale of discontinued business	—	—	—	2,685

	(1,040)	(1,851)	(2,965)	(2,034)
Financing:
Change in revolving credit facility	5,230	1,533	5,230	(313)
Repayment of long-term debt	(7,680)	(72)	(12,601)	(12,851)
Issue of Class A Voting shares	878	—	1,105	51
Repurchase of Class A Voting shares	—	(431)	(926)	(1,723)

	(1,572)	1,030	(7,192)	(14,836)
Effect of translation adjustment on cash	176	447	(4,296)	(1,057)

Increase (decrease) in cash position	2,035	4,990	(4,307)	(4,407)
Cash position, beginning of period	6,282	3,482	12,624	12,879

Cash position, end of period	$8,317	$8,472	$8,317	$8,472

Change in non-cash working capital components:
Accounts receivable	$(2,768)	$(2,252)	$(5,508)	$(5,870)
Inventory, deposits and prepaid expenses	(1,289)	(1,531)	1,558	(1,667)
Income and other taxes recoverable/ payable	193	1,534	506	796
Accounts payable and accrued liabilities	1,517	1,741	(2,743)	6,507

	$(2,347)	$(508)	$(6,187)	$(234)

See accompanying notes to consolidated financial statements.

Notes

(Unaudited)

(In thousands of Canadian dollars except for per share amounts)

1.  Accounting Policies

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements. The interim consolidated financial statements do not contain all the disclosures required by Canadian generally accepted accounting principles and should be read in conjunction with the Company’s annual consolidated financial statement included in the 2002 Annual Report. These unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair presentation of the results of the interim period presented.

2.  Foreign Currency Translation

The assets and liabilities denominated in a foreign currency of self-sustaining foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Revenue and expense items are translated at average exchange rates prevailing during the period. The resulting translation gains and losses are accumulated in a separate component of shareholders’ equity. Certain of the Corporation’s foreign currency-denominated debt acts as a hedge to the foreign currency exposure generated by the self-sustaining foreign operations. As such, the translation gains and losses related to this debt are also accumulated in the separate component of shareholders’ equity. As a result of the significant strengthening of the Canadian dollar during 2003, the cumulative foreign currency adjustment account has moved from an unrealized loss of $37,000 at December 31, 2002 to an unrealized loss of $8.1 million at September 30, 2003.

3.  Goodwill

Effective January 1, 2002, the Corporation adopted the Canadian Institute of Chartered Accountants (“CICA”) new accounting standard for goodwill and other intangible assets. The Corporation no longer amortizes goodwill but annually compares the fair value of its reporting units to the carrying value to determine if an impairment loss has occurred.

As at June 30, 2002, the Corporation completed its initial goodwill impairment test and concluded that impairment existed. As at September 30, 2002, this was quantified and recognized as a change in accounting policy and charged to opening retained earnings as of January 1, 2002. Charges of $1.3 million and $3.5 million, respectively, were recorded in the Freight Brokerage and the Truckload reporting units to adjust the carrying value of goodwill for each reporting unit to its implied fair value. Such amount has been reflected as a direct charge to retained earnings effective January 1, 2002 without restatement of prior period figures.

As at September 30, 2003 the Corporation completed its annual goodwill impairment test and concluded that there was no impairment.

4.  Revolving Credit Facility

The Corporation has a revolving credit facility of up to $25.0 million, which may be drawn in the form of Bankers’ Acceptances, Prime Rate Loans, Base Rate Canada Loans and LIBOR loans, each subject to specific provisions. The term credit facility is secured by accounts receivable and general security agreements of the Corporation and of its subsidiaries.

Notes — (Continued)
(Unaudited)

(In thousands of Canadian dollars except for per share amounts)

The Corporation has drawn US$3.9 million under the facility and has letters of credit amounting to $3.0 million outstanding at September 30, 2003.

5.  Long-Term Debt

	Sept. 30, 2003	Dec. 31, 2002

(a) Term bank credit facility	$37,694	$58,529
(b) Mortgages payable	472	647
(c) Capital lease	169	—

	38,335	59,176
Less current portion	10,802	11,052

	$27,533	$48,124

(a)	The term bank credit facility is secured by accounts receivable and general security agreements of the Corporation and of its subsidiaries.

During 2003, US$5.4 million of foreign currency-denominated borrowings have been repaid. At September 30, 2003, US$27.9 million (Dec. 31, 2002 — US$37.1 million) of foreign currency-denominated borrowings bearing interest at LIBOR plus 1.75% were drawn under this facility. The provisions of the term facility impose certain financial maintenance tests.

(b)	The mortgages are secured by certain land and buildings, bear interest at rates ranging from 8.25% to 10.75% and are repayable over various terms. At September 30, 2003, mortgages include US$349,000 of foreign currency-denominated borrowings (Dec. 31, 2002 — US$410,000).

At September 30, 2003, the required future principal repayments on all long-term debt are as follows:

Year ending December 31:
2003	$2,459
2004	11,288
2005	11,782
2006	12,520
2007	135
Thereafter	151

$38,335

6.  Capital Stock

(a)	Authorized

            The Corporation’s capital stock consists of an unlimited number of Class A Voting shares, Class B non-voting shares and first preference shares, issuable in series.

Notes — (Continued)
(Unaudited)

(In thousands of Canadian dollars except for per share amounts)

(b)	Issued

	Sept. 30, 2003		Dec. 31, 2002

Class A Voting shares	Number	Amount	Number	Amount

Balance, beginning of year	9,559,818	$37,655	9,847,278	$38,794
Shares repurchased for cancellation	(106,500)	(422)	(298,100)	(1,190)
Shares issued upon exercise of employee’s stock options	170,860	1,105	10,640	51

Balance, end of period	9,624,178	$38,338	9,559,818	$37,655

(c)	Weighted average number of shares

            The Corporation uses the treasury-stock method to calculate diluted earnings per share. Under the treasury-stock method, the weighted average number of shares outstanding for basic earnings per share is adjusted to reflect the assumed exercise of the Corporation’s outstanding stock options less the shares that could otherwise be acquired from the assumed proceeds on exercise.

	Three months	Three months	Nine months	Nine months
	Ended	Ended	Ended	Ended
	Sept. 30, 2003	Sept. 30, 2002	Sept. 30, 2003	Sept. 30, 2002

Weighted average number of shares:
Basic	9,557,681	9,635,312	9,541,452	9,726,395
Potential exercise of stock options	599,479	287,823	496,883	—

Diluted	10,157,159	9,923,135	10,038,335	9,726,395

7.  Stock Option Plan

      Under the Corporation’s stock option plan, options to purchase Class A Voting shares of the Corporation may be granted to key employees, officers and directors of the Corporation and its affiliates by the Board of Directors or by the Corporation’s Compensation Committee. There are 1,240,300 options authorized under the plan. Currently there are 995,700 options outstanding at an average exercise price of $5.54 per option. The term of each option is ten years and the vesting period is generally five years. The exercise price for options is the trading price of the Class A Voting shares of the Corporation on the Toronto Stock Exchange on the day of the grant.

      The following table outlines the impact if the compensation cost for the Corporation’s stock options was determined under the fair-value based method. The Corporation has applied the pro forma disclosure provisions of the new standard to awards granted on or after

Notes — (Continued)
(Unaudited)

(In thousands of Canadian dollars except for per share amounts)

January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002 has not been included.

	Three months	Three months	Nine months	Nine months
	Ended	Ended	Ended	Ended
	Sept. 30, 2003	Sept. 30, 2002	Sept. 30, 2003	Sept. 30, 2002

Options granted	nil	nil	nil	175,000
Net income, as reported	$4,192	$3,648	$10,056	$7,449
Pro forma net income	$4,179	$3,635	$10,017	$7,410
Pro forma basic income per share	$0.44	$0.38	$1.05	$0.77
Pro forma diluted income per share	$0.41	$0.37	$1.00	$0.77

8.  Contingent Liabilities

      There exists certain legal actions against the Corporation, none of which is expected to have a material adverse effect on the consolidated financial position or results of operations of the Corporation.

9.  Segmented Information

	Less-than-				Corporate Office	Consolidated
Three months ended Sept. 30, 2003	truckload	Logistics	Truckload	Total	and Other	Totals

Revenue	$95,505	$10,160	$11,458	$117,123	$—	$117,123
Operating, selling, general and administrative expenses	87,621	9,595	11,003	108,219	831	109,050
Depreciation	1,598	88	172	1,858	19	1,877

Income (loss) from operations	$6,286	$477	$283	$7,046	$(850)	6,196
Interest expense, net						(428)
Gain (loss) on sale of fixed assets						(52)
Income taxes						1,524

Net income						$4,192

	Less-than-				Corporate Office	Consolidated
Three months ended Sept. 30, 2002	truckload	Logistics	Truckload	Total	and Other	Totals

Revenue	$98,859	$10,330	$13,818	$123,007	$—	$123,007
Operating, selling, general and administrative expenses	91,138	9,878	13,249	114,265	483	114,748
Depreciation	1,858	88	130	2,076	17	2,094

Income (loss) from operations	$5,863	$364	$439	$6,666	$(500)	6,165
Interest expense, net						(1,214)
Gain (loss) on sale of fixed assets						(63)
Income taxes						1,240

Net income						$3,648

Notes — (Continued)
(Unaudited)

(In thousands of Canadian dollars except for per share amounts)

	Less-than-				Corporate Office	Consolidated
Nine months ended Sept. 30, 2003	truckload	Logistics	Truckload	Total	and Other	Totals

Revenue	$284,464	$29,490	$35,005	$348,959	$—	$348,959
Operating, selling, general and administrative expenses	263,499	28,400	33,748	325,647	2,594	328,241
Depreciation	4,971	243	534	5,748	56	5,804

Income (loss) from operations	$15,994	$847	$723	$17,564	$(2,650)	14,914
Interest expense, net						(1,597)
Gain (loss) on sale of fixed assets						(182)
Income taxes						3,079

Net income						$10,056

	Less-than-				Corporate Office	Consolidated
Nine months ended Sept. 30, 2002	truckload	Logistics	Truckload	Total	and Other	Totals

Revenue	$284,371	$34,011	$40,447	$358,829	$—	$358,829
Operating, selling, general and administrative expenses	263,602	32,864	38,565	335,031	3,266	338,297
Depreciation	5,577	259	403	6,239	49	6,289

Income (loss) from operations	$15,192	$888	$1,479	$17,559	$(3,315)	14,243
Interest expense, net						(4,062)
Gain (loss) on sale of fixed assets						(487)
Income taxes						2,245

Net income						$7,449

Total Assets
September 30, 2003	$149,805	$10,817	$14,571	$175,193	$(3,757)	$171,436

December 31, 2002	$158,197	$11,553	$17,127	$186,877	$283	$187,160

10.	Canadian and United States accounting policy differences:

(a)	Consolidated Statements of changes in shareholders’ equity

            United States GAAP requires the inclusion of a consolidated statement of changes in shareholders’ equity for each statement of income year. Shareholders’ equity under United States GAAP is as follows:

			Other
	Capital	Retained	comprehensive
	stock	earnings	income	Total

Balance, December 31, 2002	$37,655	$43,190	$1,119	$81,964
Net income	—	10,056	—	10,056
Shares repurchased for cancellation	(422)	(504)	—	(926)
Unrealized foreign currency loss	—	—	(8,111)	(8,111)
Foreign exchange adjustment	—	—	—	—
Change in obligation for derivative instrument	—	—	183	183
Shares issued upon exercise of options	1,105	—	—	1,105

Balance, September 30, 2003	$38,338	$52,742	$(6,809)	$84,271

Notes — (Continued)
(Unaudited)

(In thousands of Canadian dollars except for per share amounts)

(b)	Consolidated statements of cash flows:

(i)	Canadian GAAP permits the disclosure of a subtotal of the amount of cash provided by operations before changes in non-cash working capital items in the consolidated statements of cash flow. United States GAAP does not permit this subtotal to be included.

(c)	Statement of net income (loss) and comprehensive income (loss)

            The following table reconciles net income for the three-month and nine-month periods as reported in the consolidated statement of operations to what would have been reported had the statements been prepared in accordance with United States GAAP.

            United States GAAP requires the disclosure of a Statement of Comprehensive Income. Comprehensive income generally encompasses all changes in shareholders’ equity, except those arising from transactions with shareholders.

	Three months	Three months	Nine months	Nine months
	Ended	Ended	Ended	Ended
	Sept. 30, 2003	Sept. 30, 2002	Sept. 30, 2003	Sept. 30, 2002

Net income based on Canadian GAAP	$4,192	$3,648	$10,056	$7,449
Foreign exchange adjustment(i)	—	(312)	—	(312)

Net income before effect of change in accounting principle	4,192	3,336	10,056	7,137
Cumulative effect of change in method of accounting for goodwill(iii)	—	(4,796)	—	(4,796)

Net income based on United States GAAP	4,192	(1,460)	10,056	2,341
Other comprehensive income:
Change in cumulative translation adjustment	168	1,873	(8,111)	(559)
Foreign exchange adjustment(i)	—	312	—	312
Obligation for derivative instruments(ii)	—	295	183	887

Comprehensive income (loss) based on United States GAAP	$4,360	$1,020	$2,128	$2,981

Notes — (Continued)
(Unaudited)

(In thousands of Canadian dollars except for per share amounts)

	Three months	Three months	Nine months	Nine months
	Ended	Ended	Ended	Ended
Earnings per share	Sept. 30, 2003	Sept. 30, 2002	Sept. 30, 2003	Sept. 30, 2002

Earnings per share under United States GAAP
Basic — net before cumulative effect of accounting change	$0.44	$0.35	$1.05	$0.73
Basic — cumulative effect of change in method of accounting for goodwill	$—	$(0.50)	$—	$(0.49)
Basic — net income	$0.44	$(0.15)	$1.05	$0.24
Diluted — net before cumulative effect of accounting change	$0.41	$0.34	$1.00	$0.73
Diluted — cumulative effect of change in method of accounting for goodwill	$—	$(0.48)	$—	$(0.49)
Diluted — net income	$0.41	$(0.15)	$1.00	$0.24
Weighted average number of shares:
Basic	9,557,681	9,635,312	9,541,452	9,726,395
Potential exercise of stock options	599,479	287,823	496,883	—

Diluted	10,157,159	9,923,135	10,038,335	9,726,395

(i)	A foreign exchange gain amounting to $0.5 million was included in the SG&A expenses in the nine-month and three-month periods ended September 30, 2002. This gain on repatriation of capital from a subsidiary arose from the difference between the exchange rate in effect on the date the capital was returned to Canada compared to the historical rate in effect when the capital was invested. Of this gain, $313,000 was recognized upon the transfer into income of the related cumulative translation adjustment. Under United States GAAP, there is no reduction of the cumulative translation adjustment account, nor recognition of associated income resulting from such capital restructurings. This transaction was not subject to income tax. No such gain was recorded during the nine-month period ended September 30, 2003.

(ii)	The change in the fair value of the Corporation’s obligation for its interest rate swap, which was designated as a cash flow hedge, has been included net of the income tax effect of $183,000.

(iii)	In 2002, a non-cash charge of $4.8 million, to adjust the carrying value of goodwill to its implied value was included in opening retained earnings without the restatement of prior period figures. This charge was the result of the Corporation’s adoption of the new Canadian accounting standard for goodwill and other intangibles. Under United States GAAP, FAS 142, the non-cash charge, is not recorded to opening retained earnings but is recorded as a part of income as a cumulative catch up adjustment.

Notes — (Continued)
(Unaudited)

(In thousands of Canadian dollars except for per share amounts)

(d)	Stock-based compensation:

The Corporation accounts for its stock-based compensation plans under APB Opinion No. 25 and related interpretations under which no compensation costs have been recognized in the financial statements for share options granted to employees and directors.

                      Pro forma stock option disclosure:

The following table outlines the pro forma impact if the compensation cost for the Company’s stock options is determined under the fair value method for awards granted on or after January 1, 1995.

	Three months	Three months	Nine months	Nine months
	Ended	Ended	Ended	Ended
	Sept. 30, 2003	Sept. 30, 2002	Sept. 30, 2003	Sept. 30, 2002

Options granted	$ nil	$ nil	$ nil	$ nil
Net income (loss) based on United States GAAP	$4,192	$(1,460)	$10,056	$2,341
Pro forma net income (loss)	$4,119	$(1,546)	$9,838	$1,819
Pro forma basic income (loss) per share	$0.43	$(0.16)	$1.03	$0.19
Pro forma diluted income (loss) per share	$0.41	$(0.16)	$0.98	$0.19

          (e)  Other disclosures:

            United States GAAP requires certain additional disclosures in the consolidated financial statements, as follows:

(i)	The total allowance for doubtful accounts at September 30, 2003 was $2.3 million (Dec. 31, 2002 — $2.9 million).

(ii)	At September 30, 2003 the Corporation had an aggregate of $16.8 million in unused bank credit facilities.

(iii)	At September 30, 2003, the Corporation had $1.7 million of foreign exchange losses net in the cumulative translation adjustment, offsetting the foreign exchange gains from its net investment in self-sustaining foreign operations.

(iv) Accounts payable and accrued liabilities

	Sept. 30,	Dec. 31,
	2003	2002

Accounts payable	$15,094	$18,147
Accrued wages and benefits	6,993	6,072
Accrued claims, self insurance and workers compensation	5,930	6,355
Other	12,331	12,517

	$40,348	$43,091

Notes — (Continued)
(Unaudited)

(In thousands of Canadian dollars except for per share amounts)

                      v)

	Three months	Three months	Nine months	Nine months
	Ended	Ended	Ended	Ended
	Sept. 30, 2003	Sept. 30, 2002	Sept. 30, 2003	Sept. 30, 2002

Total rental expense under operating lease was:	$6,017	$6,631	$18,683	$19,333

          (f)  New United States accounting pronouncements:

i.	In December 2002, the FASB issued Statement No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for the change to the fair value method of accounting for stock-based employee compensation. The Company has not yet chosen the method of transition. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

ii.	In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities, which requires variable interest entities, previously referred to as special purpose entitles or off-balance sheet structures, to be consolidated by a company if that company is subject to a majority of the risk of loss from the entity’s activities or is entitled to receive a majority of the entity’s returns or both. The consolidation provisions of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003 and to existing entities in the first fiscal year or interim period beginning after December 31, 2003. Certain disclosure provisions apply in financial statements issued after January 31, 2003. The consolidation requirements of FIN No. 46 did not have a material effect of the Company’s consolidated financial statements.

iii.	In April 2003, the FASB issued SFAS No. 149, Amendments of Statement 133 on Derivative Instruments and Hedging Activities (“SFAS 149”), which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 is not expected to have a material impact of the Company’s consolidated financial statements.

iv.	In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Financial instruments that are within the scope of SFAS No. 150, which previously were often classified as equity, must now be classified as liabilities. SFAS No. 150 shall be effective for financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period after June 15, 2003. The adoption of SFAS No. 150 is not expected to have a material impact on the Company’s consolidated financial statements.

          You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the Underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell Class A Voting shares and seeking offers to buy Class A Voting shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Class A Voting shares.

US$

Vitran

Corporation Inc.

2,000,000

Class A Voting Shares

Avondale Partners

Stephens Inc.
Orion Securities Inc.
Paradigm Capital Inc.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED
TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers

     Section 136 of the Business Corporations Act (Ontario) (the “Act”) provides that a corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or a person who acts or acted at the corporation’s request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor, and his or her heirs and legal representatives (collectively, the “Indemnified Party”), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the Indemnified Party in respect of any civil, criminal or administrative action or proceeding (collectively, the “Action”) to which he or she is made a party by reason of being or having been a director or officer of such corporation or body corporate, if:

          (a)      he or she acted honestly and in good faith with a view to the best interests of the corporation; and

          (b)     in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

     Section 136 of the Act also provides that a corporation may, with the approval of the court, indemnify an Indemnified Party in respect of an action by or on behalf of the corporation or body corporate to procure judgment in its favor (a “Derivative Action”), to which such person has been made a party by reason of being or having been a director or an officer of the corporation or body corporate against all costs, charges and expenses reasonably incurred by such person in connection with such Derivative Action if he or she fulfills the conditions set forth in clauses (a) and (b) of the paragraph above.

     If an Indemnified Party is substantially successful on the merits in his or her defense of an Action or Derivative Action and fulfills the conditions set forth previously, the Indemnified Party is entitled to indemnification from the corporation in respect of all costs, charges and expenses reasonably incurred by him or her in connection with the defense of such Action or Derivative Action to which he or she has been made party by reason of being a director or officer of the corporation or body corporate.

     The By-laws of Vitran Corporation Inc. (the “Corporation”) provide that an Indemnified Party shall at all times be indemnified by the Corporation in every circumstance where the Act so permits or requires. The By-laws further provide that, subject to limitations in the Act, every person who at any time is or has been, at the Corporation’s request, a director or officer of the Corporation or a body corporate of which the Corporation is or was a shareholder or creditor (or a person who undertakes or has undertaken any liability on behalf of the Corporation or any such body corporate), and his or her heirs and legal representatives, shall at all times be indemnified by the Corporation against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is or may be made a party by reason of being or having been such a director or officer of the Corporation or such body corporate, if:

          (a)     he or she acted honestly and in good faith with a view to the best interest of the Corporation; and

          (b)     in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing his or her conduct was lawful.

     The By-laws also provide that the persons described above shall not be liable for any damage, loss, cost or liability sustained or incurred by the Corporation, except where so required by the Act, if such person acted honestly and in good faith with a view to the best interest of the Corporation.

     The Corporation maintains directors’ and officers’ liability insurance, covering action against its officers and directors. The insurance covers judgments and defense costs of up to $25,000,000 per lawsuit, with a maximum coverage of $25,000,000 per year.

     The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify the Corporation’s officers, directors and controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Reference is made to the form of underwriting agreement filed as Exhibit 2.1 hereto.

     Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling the Corporation pursuant to the foregoing provisions, the Corporation has been informed that in the opinion of the Commission such indemnification is against public policy in the United States as expressed in the Securities Act and is therefore unenforceable.

EXHIBITS

Exhibit
Number	Description

2.1	Form of Underwriting Agreement*

4.1	Audited consolidated financial statements of the Registrant at and for the years ended December 31, 2002 and 2001, together with the auditors’ report thereon and management’s discussion and analysis in respect of these statements (incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002, filed with the Commission on June 23, 2003 (Commission File Number 0-26256))

4.2	Interim unaudited consolidated financial statements of the Registrant at September 30, 2003 and for the nine months ended September 30, 2003 and 2002, and management’s discussion and analysis in respect of these statements (incorporated by reference to the Registrant’s Form 6-K, filed with the Commission on November 26, 2003 (Commission File Number 0-26256))

4.3	Management Information Circular dated March 10, 2003 (excluding the sections entitled “Report of the Compensation Committee,” “—Share Performance Graph” and “Corporate Governance”) distributed in connection with the Registrant’s annual meeting of shareholders held on April 29, 2003 (incorporated by reference to the Registrant’s Form 6-K, filed with the Commission on May 12, 2003 (Commission File Number 0-26256))

4.4	Annual Information Form of the Registrant dated June 11, 2003 for the fiscal year ended December 31, 2002 (incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002, filed with the Commission on June 23, 2003 (Commission File Number 0-26256))

4.5	Reconciliation of United States GAAP — Additional Disclosures (incorporated by reference to the Registrant’s Form 6-K, filed with the Commission on November 26, 2003 (Commission File Number 0-26256)

5.1	Consent of KPMG LLP

6.1	Powers of Attorney (included on the signature page hereto)

*	To be filed by amendment.

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.     Undertaking

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in said securities.

Item 2.     Consent to Service of Process

     Concurrently with the filing of this Registration Statement, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

     Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

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SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Country of Canada, on November 26, 2003.

VITRAN CORPORATION INC

By:	/s/ Richard Gaetz

Name:	Richard Gaetz
Title:	President, Chief Executive Officer and Director

POWER OF ATTORNEY

     Each person whose signature appears below hereby constitutes and appoints Messrs. Richard Gaetz, Kevin Glass, and each of them, either of whom may act without the joinder of the other, the true and lawful attorney-in-fact and agent of the undersigned, with full power of substitution and resubstitution, to execute in the name, place and stead of the undersigned, in any and all such capacities, any and all amendments to this Registration Statement, including post-effective amendments and supplements thereto, and all instruments necessary or in connection therewith, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to each such attorney-in-fact and agent, full power and authority to do and perform in the name and on behalf of the undersigned each and every act and thing whatsoever necessary or advisable to be done, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated below on November 26, 2003.

Signature	Title

/s/ Richard Gaetz Richard Gaetz	President and Chief Executive Officer and Director (Principal Executive Officer)

/s/ Kevin Glass Kevin Glass	Vice President Finance & Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Carl Cook	Director

/s/ Mark Curry Mark Curry	Director

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Signature	Title

Albert Gnat	Director

/s/ Anthony Griffiths Anthony Griffiths	Director

/s/ Richard McGraw Richard McGraw	Director

Graham Savage	Director

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AUTHORIZED REPRESENTATIVE

     Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has signed this Registration Statement, solely in its capacity as the duly authorized representative of Vitran Corporation Inc. in the United States on November 26, 2003.

VITRAN EXPRESS, INC

By:	/s/ Kevin Glass

Name:	Kevin Glass
Title:	Secretary

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EXHIBITS

Exhibit
Number	Description

2.1	Form of Underwriting Agreement*

4.1	Audited consolidated financial statements of the Registrant at and for the years ended December 31, 2002 and 2001, together with the auditors’ report thereon and management’s discussion and analysis in respect of these statements (incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002, filed with the Commission on June 23, 2003 (Commission File Number 0-26256))

4.2	Interim unaudited consolidated financial statements of the Registrant at September 30, 2003 and for the nine months ended September 30, 2003 and 2002, and management’s discussion and analysis in respect of these statements (incorporated by reference to the Registrant’s Form 6-K, filed with the Commission on November 26, 2003 (Commission File Number 0-26256))

4.3	Management Information Circular dated March 10, 2003 (excluding the sections entitled “Report of the Compensation Committee,” “—Share Performance Graph” and “Corporate Governance”) distributed in connection with the Registrant’s annual meeting of shareholders held on April 29, 2003 (incorporated by reference to the Registrant’s Form 6-K, filed with the Commission on May 12, 2003 (Commission File Number 0-26256))

4.4	Annual Information Form of the Registrant dated June 11, 2003 for the fiscal year ended December 31, 2002 (incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002, filed with the Commission on June 23, 2003 (Commission File Number 0-26256))

4.5	Reconciliation of United States GAAP — Additional Disclosures (incorporated by reference to the Registrant’s Form 6-K, filed with the Commission on November 26, 2003 (Commission File Number 0-26256)

5.1	Consent of KPMG LLP

6.1	Powers of Attorney (included on the signature page hereto)

*	To be filed by amendment.